                                                                   EXHIBIT NO. 1

                                 INTRAWEST LOGO

                             INTRAWEST CORPORATION
                            ANNUAL INFORMATION FORM
                        FOR THE YEAR ENDED JUNE 30, 2005

                               SEPTEMBER 20, 2005

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......   2
The Corporation.............................................   3
  Incorporation.............................................   3
  Overview..................................................   3
  Corporate Structure.......................................   4
  General Development of the Business.......................   4
The Mountain Resort Industry................................   5
Resort Management and Development...........................   6
  Resort Operations.........................................   6
     Mountain Resort Properties.............................   6
     Warm-Weather Destination Properties....................  10
     Other Resort Properties................................  10
     Sources of Resort Operations Revenue...................  10
     Strategic Alliances and Special Events.................  12
     Information Technology.................................  13
     Resort Marketing and Sales.............................  13
  Management Services.......................................  13
  Resort Real Estate Development............................  14
     The Development Process................................  15
     Real Estate Partnerships...............................  16
     Real Estate Properties.................................  17
     Resort Club............................................  21
  Legal and Regulatory Matters..............................  22
Employees...................................................  22
Credit Ratings..............................................  22
Risk Factors................................................  22
Transfer Agent and Registrar................................  24
Selected Consolidated Financial Information.................  25
Market for Securities.......................................  28
Audit Committee Information.................................  28
Directors and Executive Officers............................  32
Standards of Business Conduct...............................  33
Additional Information......................................  33
Management's Discussion and Analysis........................  34
Consolidated Financial Statements........................... F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

     Unless the context otherwise requires, the "Corporation" or "Intrawest", as well as "we", "us", "our" or similar terms, refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. As used in this Annual Information Form, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski and golf industries included in this Annual Information Form is derived by the Corporation from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, the Canadian Ski Council and the National Golf Foundation.

     Unless otherwise indicated, all dollar amounts are stated in United States dollars.

     The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

                                THE CORPORATION

INCORPORATION

     The Corporation was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. The registered office of the Corporation is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 and its telephone number is (604) 669-9777. The Corporation maintains a web site at www.intrawest.com. The contents of this web site do not form a part of this Annual Information Form.

OVERVIEW

     Intrawest is one of the world's leading destination resort and adventure-travel companies. The Corporation's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Corporation has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of 10 mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The resorts are Whistler Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 2004/2005 ski season, the Corporation's network of resorts generated approximately 8.2 million skier visits, which is more than the number generated by any other North American group of affiliated mountain resorts.

     Intrawest also owns Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in the Columbia Mountains of British Columbia. Intrawest owns 67% of Abercrombie & Kent Group of Companies, S.A. ("A&K"), a worldwide leader in luxury adventure travel. Intrawest is also developing and operating Sandestin Golf and Beach Resort, the largest resort and residential community in northwestern Florida. Intrawest owns and operates 18 golf courses throughout North America and manages 17 other courses.

     Intrawest is North America's largest mountain resort real estate developer. The Corporation owns, develops and manages residential and commercial resort real estate at each of its mountain resorts and is developing resort villages at four third-party owned resorts (three in the United States and one in France). Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 19,000 units over the next 12 to 15 years. Intrawest's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics that attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Corporation is at various stages of applying its formula to the extensive developable land holdings at its other resorts. At many of its resorts, the Corporation also builds and operates resort club locations that are marketed as timeshare vacation ownership resorts. The resort club locations are in operation at Whistler Blackcomb, Tremblant, Panorama, Sandestin and Blue Mountain, and in Hawaii, Vancouver, Palm Desert in California and Zihuatanejo, Mexico.

     Intrawest is comprised of two divisions: the Leisure and Travel Group, which includes Intrawest's mountain and warm-weather resorts, and its adventure-travel, lodging, central reservations, resort club and golf businesses; and Intrawest Placemaking, which carries out Intrawest's real estate development business.

CORPORATE STRUCTURE

     The following is a list of the Corporation's principal subsidiaries and partnerships as at June 30, 2005, indicating the place of incorporation/registration, and showing the percentage equity interest beneficially owned by the Corporation.

                                                                  PLACE OF             PERCENTAGE
                                                               INCORPORATION/        EQUITY INTEREST
                                                                REGISTRATION     HELD BY THE CORPORATION
                                                              ----------------   -----------------------
Blackcomb Skiing Enterprises Limited Partnership............  British Columbia              77
Whistler Mountain Resort Limited Partnership................  British Columbia              77
Mont Tremblant Resorts and Company, Limited Partnership.....       Quebec                  100
IW Resorts Limited Partnership..............................  British Columbia             100
Abercrombie & Kent Group of Companies, S.A. ................     Luxembourg                 67
Alpine Helicopters Ltd. ....................................  British Columbia             100
Copper Mountain, Inc. ......................................      Delaware                 100
Intrawest Golf Holdings, Inc. ..............................      Delaware                 100
Intrawest Luxembourg S.A. ..................................     Luxembourg                100
Intrawest Resort Finance Corporation........................  British Columbia             100
Intrawest Resorts, Inc. ....................................      Delaware                 100
Intrawest Retail Group, Inc. ...............................      Colorado                 100
Intrawest U.S. Holdings Inc. ...............................      Delaware                 100
Intrawest Sandestin Company, L.L.C..........................      Delaware                 100
Intrawest/Winter Park Holdings Corporation..................      Delaware                 100
Mountain Creek Resort, Inc. ................................     New Jersey                100
Snowshoe Mountain, Inc. ....................................   West Virginia               100
The Stratton Corporation....................................      Vermont                  100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past three fiscal years, Intrawest has expanded its resort operations, adventure travel and resort real estate development businesses. Key developments during this period are set out below.

     FISCAL 2003

     - In September 2002 the Corporation raised gross proceeds of $137 million from a private offering of 10.5% unsecured notes in Canada and the United States.

     - In December 2002 the Corporation redeemed all of its remaining non-resort preferred shares at Cdn.$2.02 per share.

     - In December 2002 the Corporation completed its agreement with the City and County of Denver to assume control of Winter Park Resort's operations and to undertake development at the Colorado resort.

     - In February 2003 the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted.

     FISCAL 2004

     - In October 2003 the Corporation raised gross proceeds of $350 million from a private offering of 7.5% unsecured notes in Canada and the United States.

     - In October and November of 2003 the Corporation retired $200 million principal amount of its outstanding 9.75% unsecured notes due August 2008.

     - In April 2004 the Corporation combined all of its travel and leisure businesses into the newly formed Leisure and Travel Group.

     FISCAL 2005

     - In July 2004 the Corporation purchased a 67% interest in Abercrombie & Kent Group of Companies, S.A. ("A&K"), a worldwide luxury adventure-travel company.

     - In October 2004 the Corporation raised gross proceeds of $330 million from a private offering of 7.5% and 6.875% unsecured notes in Canada and the United States.

     - In October 2004 and February 2005 the Corporation retired $394 million principal amount of its outstanding 10.5% unsecured notes due February 2010.

     - In December 2004 the Corporation sold commercial properties at seven of its resort villages for total consideration of $109.5 million to a partnership in which the Corporation has a 20% interest.

     - In December 2004 the Corporation acquired the remaining 55% that it did not already own of Alpine Helicopters Ltd.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 730 ski resorts in North America, 490 in the United States and 240 in Canada. During the 2004/2005 ski season, these resorts attracted approximately 75.1 million skier visits (56.9 million to United States ski areas and 18.2 million to Canadian ski areas). The geographic distribution of North American skier visits during the 2004/2005 season was as follows:

                                                              PROPORTIONATE
GEOGRAPHIC REGION                              SKIER VISITS       SHARE       INTRAWEST RESORTS LOCATED IN REGION
-----------------                              ------------   -------------   -----------------------------------
                                                (MILLIONS)         (%)
Western Canada...............................       7.1             9.5       Whistler Blackcomb, Panorama
Quebec.......................................       7.1             9.5       Tremblant
Other Canada.................................       4.0             5.3       Blue Mountain
U.S. Rocky Mountains.........................      19.6            26.1       Copper, Winter Park
Northeast U.S. ..............................      13.7            18.2       Stratton, Mountain Creek
Pacific West U.S. ...........................      10.6            14.1       Mammoth
Midwest U.S. ................................       7.5            10.0       --
Southeast U.S. ..............................       5.5             7.3       Snowshoe
                                                   ----           -----
                                                   75.1           100.0
                                                   ====           =====

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their vacation plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly fewer skier visits than the large destination ski areas. Intrawest estimates that approximately 85% of visits to its resorts are "drive-to" (i.e., the visitor drives from home to the resort).

     Since 1985 the numbers of active skiers and annual skier visits in North America have not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 730 in 2005. The Corporation believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. Despite the consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented.

     The Corporation is positioned to benefit from certain trends and developments that are favorably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends that place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis, which encourage broader participation, facilitate learning and enhance performance and
(iv) the growth of snowboarding, which has increased youth and young adult participation in mountain sports. In the United States, skier visits attributable to snowboarders have increased steadily and are currently estimated to represent approximately 30% of all skier visits in the United States. The Corporation believes that these trends and developments will continue to attract additional destination guests and will result in continuing demand from affluent families for vacation homes in mountain resorts.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics relating to each of Intrawest's mountain resort locations.

                           INTRAWEST                                                 AVERAGE     SNOW-     2004/2005
                           OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                     PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                     ----------   -------   --------   ------   ------------   --------   --------   ---------
                              (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler Blackcomb.......      77        7,071     5,280      227        33(15)        360          7        1,750
Mammoth..................      59.5(1)   3,500     3,100      185        35(10)        350         17        1,521
Copper...................     100        2,450     2,699      125         23(5)        255         16        1,046
Winter Park..............     100        2,762     3,060      134         21(8)        359         11          991
Tremblant................     100          627     2,115       94         14(7)        140         75          756
Blue Mountain............      50          290       720       34         13(4)        100         94          692
Snowshoe.................     100          224     1,598       57         14(2)        185        100          480
Stratton.................     100          583     2,003       90         16(5)        180         90          400
Mountain Creek...........     100          168     1,040       44         11(3)         90        100          340
Panorama.................     100        2,847     4,047      100          9(1)        110         40          213

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Corporation) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties. As previously announced in February 2005, MMSA has engaged a financial advisor to explore strategic alternatives to enhance the value of the company's shares, including the possible sale of shares.

     WHISTLER BLACKCOMB. Whistler Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centered around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car, as well as by air via Vancouver International Airport.

     Since Intrawest acquired Blackcomb in 1986, the Corporation has invested heavily on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities.

     The Corporation operates a 3,414-acre ski area facility at Blackcomb that has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement that expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 4,757-acre ski area facility, which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement that expires in

2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Corporation is the largest retailer in Whistler Resort with 47 retail and equipment rental shops. The Corporation also has food and beverage operations at 17 restaurants and bars, having a total seating capacity of approximately 6,500.

     Whistler Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. An 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler Blackcomb ski school employs more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains over 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Corporation), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic and Paralympic Games to Vancouver/Whistler.

     MAMMOTH. Mammoth, located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles, is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 7,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility that has elevations at its base of 7,953 feet and at its peak of 11,053 feet. It has 185 trails, which are serviced by 27 lifts, including nine high-speed quad chairlifts and two gondolas. All of Mammoth's lifts, ski runs and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits that expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates six sport shops, five hotel properties, and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include golf, 80 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     COPPER. Copper is located approximately 75 miles west of Denver, Colorado and is easily accessible by car, as well as by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested significantly in capital improvements including high-speed lifts, restaurant facilities, service buildings, vehicles and other equipment. Intrawest completed its acquisition of Copper in 1997 and has continued to make capital improvements, including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,450-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 22 lifts, including five high-speed chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls that provide skiers with 1,067 acres of above-timberline skiing.

     Copper has five retail shops, four equipment rental shops and food and beverage operations at 11 restaurants and bars, having a total seating capacity of approximately 2,400.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude 18-hole course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Corporation), horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. Bike riders can access a paved bike path system that connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     WINTER PARK. Winter Park is located 67 miles west of Denver in Summit County, the heart of Colorado's ski country. Winter Park is the closest major resort to Denver, easily accessible by car and train as well as by air via Denver International Airport.

     In December 2002 Intrawest completed its agreement with the City and County of Denver to assume control of Winter Park's operations and to undertake development at the resort. The Corporation operates a 2,762-acre ski area facility at Winter Park, which has elevations at its base of 9,000 feet and its peak of 12,060 feet. Winter Park, which has been in operation since 1939, has 134 trails, which are serviced by 21 lifts, eight of which are high-speed.

     Winter Park has four retail shops, and food and beverage operations at 10 restaurants and bars, having a total seating capacity of approximately 3,000.

     Summer activities include mountain biking, hiking, bungee jumping and an alpine slide.

     TREMBLANT. Tremblant, located in the Laurentian mountains, 90 miles north of Montreal, Quebec, is consistently rated as the number-one ski resort in eastern North America by SKI magazine. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system, the Edge -- Tremblant's first new peak since 1943 -- and the Versant Soleil, the largest ski terrain expansion since the initial development of Tremblant.

     The Corporation operates a 627-acre ski area facility at Tremblant, which has elevations at its base of 755 feet and at its peak of 2,870 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 94 trails, which are serviced by 14 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of the lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

     Tremblant has 16 sports shops, five rental shops and food and beverage operations at nine restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort that emphasizes a unique French Canadian charm and is an excellent example of staged village development. Its summer attractions include swimming and boating on the nine-mile long lake Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by Intrawest, tennis and hiking. The Corporation is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. It is easily accessible by car and draws its visitors primarily from the Greater Toronto area. Established in 1941, Blue Mountain has 35 trails, which are serviced by 14 lifts, including four high-speed six-passenger chairlifts. A 290-acre ski facility with 97% snowmaking coverage and a vertical drop of 720 feet, Blue Mountain also has 24 trails available for night skiing.

     Following the acquisition of its 50% interest in Blue Mountain in 1999, Intrawest has invested in advanced snowmaking systems, service buildings, lodge upgrades, conference facilities and the ongoing development of a 40-acre pedestrian village located at the base of the mountain.

     The Village at Blue Mountain includes 26 restaurant and retail spaces with over 38,000 square feet of commercial space. Blue Mountain owns five food and beverage operations having a total seating capacity of approximately 3,000. Blue Mountain serves as rental manager for over 700 lodging units that can accommodate more than 2,000 guests.

     Blue Mountain's summer amenities include Monterra Golf, an 18-hole golf course, an open air gondola and a waterfront park on Georgian Bay.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Established in 1973, Snowshoe consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, consisting mainly of lifts, snowmaking and terrain expansion. The Corporation operates a 224-acre ski area facility at Snowshoe that has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 57 trails, which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. Intrawest owns all of the land on which the ski facilities are located.

     Snowshoe has 16 retail shops and 13 restaurants and bars, having a total seating capacity of approximately 2,500. Snowshoe also manages approximately 1,050 rental condominiums and owns both a lodge with 149 rooms and two grocery stores.

     Snowshoe's summer amenities include Intrawest's Gary Player-designed 18-hole championship golf course, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns two conference facilities with over 12,000 square feet of meeting rooms and banquet facilities that draw business travelers throughout the year.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Corporation has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, four six-passenger high-speed chairlifts and improvements to the base area facilities. The Corporation operates a 583-acre ski area facility at Stratton that has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails, which are serviced by 16 lifts, five of which are high-speed.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Corporation. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located in New Jersey approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing four peaks -- Vernon Peak, Granite Peak, South Peak and Bear Peak -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Corporation owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 39-acre waterpark and five mountain-top lakes.

     PANORAMA. Panorama is located in the Purcell Range of the Canadian Rocky Mountains approximately 12 miles from Invermere, in the East Kootenay region of British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired the resort in 1993, the Corporation has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers.

     The Corporation operates a 2,847-acre ski area facility at Panorama, which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama's skiable vertical drop of 4,047 feet is the third greatest in Canada. Panorama has 100 trails, which are serviced by nine lifts, including two high-speed quad chairlifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. An annual lease payment currently equal to 2% of defined gross revenue is payable by Panorama under this agreement.

     Panorama has three retail shops and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 850. Three of the food and beverage venues are leased to third-party operators. All of the retail facilities at the resort, except for the heli-skiing operation, are owned and operated by the Corporation.

     Panorama's summer amenities include Greywolf golf course, an award-winning 18-hole championship course 50% owned by the Corporation, and a waterpark with hot tubs and slides. Also included are lift-accessed mountain biking, hiking and sightseeing. Other summer attractions in the nearby area include whitewater rafting and kayaking, horseback riding, tennis and natural hot springs at Radium and Fairmont.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin Golf and Beach Resort is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City, eight miles east of Destin. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin owns and operates four championship golf courses including the Raven Golf Club. The resort also features 65,000 square feet of conference facilities, a 98-slip full-service marina, 15 tennis courts, 20 restaurants and bars and the new Village of Baytowne Wharf, a 28-acre pedestrian village overlooking the Bay.

     RAVEN. Raven is the premier brand of Intrawest's dedicated golf group, Intrawest Golf. Intrawest Golf owns and operates four Raven courses in addition to its other owned and managed courses.

     Intrawest has decided that its stand-alone golf courses no longer serve its financial or strategic objectives. All five courses -- Swaneset in British Columbia (two), Three Peaks in Colorado, South Mountain in Arizona and Big Island Country Club in Hawaii will be offered for sale.

  OTHER RESORT OPERATIONS

     ABERCROMBIE & KENT. A&K is a worldwide group of related travel companies offering luxury tour and travel operations in more than 100 countries on all seven continents. Founded in Kenya in 1962 by Geoffrey Kent and his parents, A&K has grown to include 47 international offices, more than 1,700 employees and more than 200 vehicles. The company offers escorted group tours in diverse areas such as Africa, Antarctica, India and the Orient, as well as custom-designed itineraries for solo travel or with small groups. A&K owns a portfolio of luxury lodges and camps in Africa, including four lodges in Botswana, two in Tanzania and one each in Kenya and Uganda. It also owns four luxury Sun Boats in Egypt that cruise the Nile River.

     CANADIAN MOUNTAIN HOLIDAYS. The Corporation owns Alpine, the parent company of CMH, which provides helicopter destination skiing, mountaineering and hiking in the Columbia Mountains of British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 60% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 12 locations. CMH's operations include 22 helicopters, nine remote lodges and five heli-hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), travel tours, retail and rental shops, food and beverage, ski school, golf, tennis and other. Sales of lift tickets represent the single largest source of resort operations revenue (33.1% for fiscal 2005).

     The following chart provides a breakdown of the sources of the Corporation's ski and resort operations and warm-weather operations revenue during fiscal 2005. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                REVENUE       PROPORTION
                                                              ------------    ----------
                                                              (MILLIONS OF       (%)
                                                                DOLLARS)
Mountain operations.........................................     $285.4          33.1
Travel tours................................................      257.0          29.8
Retail and rental shops.....................................      110.4          12.8
Food and beverage...........................................       91.6          10.6
Ski school..................................................       44.4           5.1
Golf........................................................       27.9           3.3
Other.......................................................       45.8           5.3
                                                                 ------         -----
                                                                 $862.5         100.0
                                                                 ======         =====

     MOUNTAIN OPERATIONS. The Corporation sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler Blackcomb, Tremblant, Stratton, Mammoth and Copper. In addition to their other features, frequent skier cards at Whistler Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Corporation uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Corporation's line of lift-ticket products. These lift tickets are often sold to customers in packages including accommodation in order to fill beds when occupancy is expected to be low. Revenue from lift ticket sales and heli-skiing has increased from $228.6 million in fiscal 2003 to $285.4 million. The Corporation's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     TRAVEL TOURS. Intrawest sells a number of different travel products through its A&K subsidiary. These luxury products include group travel, incentive travel programs, special interest group travel and personalized travel arranging. Revenue from travel tours for the period from July 2, 2004 (date of acquisition of A&K) to June 30, 2005 amounted to $257.0 million.

     The luxury-tour and travel industry has recently experienced a period of growth after several years of contraction resulting from economic pressures and concerns about geo-political events (terrorism, war and health issues). Revenue at A&K in 2005 increased more than 30% compared with last year, before Intrawest acquired its ownership interest.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Corporation's retail division increased from $95.9 million in fiscal 2003 to $110.4 million in fiscal 2005. Retail revenue aids in stabilizing the Corporation's daily and weekly cash flows, as the Corporation's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Corporation owns 133 retail and ski rental shops containing approximately 239,000 square feet of sales/service area. The large number of retail locations operated by the Corporation allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Corporation's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Corporation also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE. Food and beverage is an important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Corporation. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and Finz at Sandestin. Destination resorts, such as Whistler Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Corporation owns and operates more than 100 different food and beverage facilities at its resorts with more than 30,000 seats. The Corporation's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $74.9 million in fiscal 2003 to $91.6 million in fiscal 2005.

     SKI SCHOOL. The Corporation operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Corporation's resorts have qualified instructors. The Corporation's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Corporation has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Revenue from ski schools increased from $37.1 million in fiscal 2003 to $44.4 million in fiscal 2005.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995. At its mountain resorts, the Corporation owns and operates championship golf courses at Panorama, Blue Mountain, Tremblant, Copper, Stratton, Snowshoe and Mammoth. The Corporation also owns an additional nine golf courses in Florida, Arizona, Hawaii and Pitt Meadows, British Columbia. Stratton also offers a golf school that attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing Intrawest with revenue from greens fees, golf cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. Intrawest has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. In addition, Intrawest manages 17 golf courses owned by other parties. Revenue from golf declined from $28.0 million in fiscal 2003 to $27.9 million in fiscal 2005.

     OTHER. The Corporation generates additional revenue from miscellaneous activities (e.g., tubing, tennis, pool), community services, club operations, telephone services and unique businesses such as the marina at Sandestin and the service station at Copper. Revenue from this category increased from $25.3 million in fiscal 2003 to $45.8 million in fiscal 2005.

  STRATEGIC ALLIANCES AND SPECIAL EVENTS

     An important part of the Corporation's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into strategic alliances with leading companies and by hosting world-class events to gain international exposure. The Corporation's geographically diversified mountain resorts appeal to sponsors seeking exposure across North America. In addition, the Corporation's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Corporation's strategic partners include Coca Cola, Telus, Visa Canada, The Globe and Mail, and SAP.

     The Corporation's resorts host a number of world-class sporting events including the Nokia Snowboard FIS World Cup Tour at Whistler and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Corporation's resorts host numerous high-profile music and arts events.

  INFORMATION TECHNOLOGY

     The Corporation's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Corporation's services in order to build guest loyalty and encourage repeat buying. Information technology initiatives which have been implemented at certain of the Corporation's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Corporation's facilities across the resort, (iv) central reservation systems for use in connection with the Corporation's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Corporation to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Corporation's marketing strategy include (i) increasing the Corporation's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Corporation's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Corporation's resorts and (v) increasing the Corporation's total share of customer spending across each resort. Using market research information from the Corporation's database and employee feedback, the Corporation builds marketing programs that are targeted at particular customer and season segments.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Corporation is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Corporation has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

MANAGEMENT SERVICES

     Management services revenue has increased from $88.2 million in fiscal 2003 to $180.7 million in fiscal 2005. The Corporation's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Corporation owns or manages approximately 7,500 lodging units at 12 different resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations for property owners and third-party developers. The Corporation's property management operation seeks to maximize the synergies that exist between lodging and the other experiences at Intrawest's resorts.

     The Corporation's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who place the units into a rental pool managed by the Corporation. The resulting growth in occupancy increases skier visits and provides an additional source of management fee revenue for the Corporation.

     The Corporation offers guests the opportunity to plan and book their vacation over the telephone or through an online booking engine via the Internet. Travelers may customize their travel and fully plan and book all of their vacation needs from accommodation, airline bookings, car rentals, lift passes, ski rentals and ski lessons. Pre-set packages are also available.

     The Corporation earns fees for development and sales management services provided to real estate partnerships in which Intrawest is a minority partner. See "Resort Real Estate Development -- Real Estate Partnerships." In addition, Playground, Intrawest's real estate sales business earns sales fees for selling units on behalf of third-party developers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Corporation has over 25 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Corporation has developed and sold approximately $3.6 billion of real estate. In 1994 the Corporation determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. The Corporation has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Corporation's resort real estate. For additional information, see "Real Estate Properties."

                                                                           AS AT JUNE 30, 2005
                                  DATE       --------------------------------------------------------------------------------
                              CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                               COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                              IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                        TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                        ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                        (SQ FT)       (SQ FT)       (SQ FT)
Whistler Blackcomb(1).......      1987          3,691             4           144        215,000          --             --
Tremblant...................      1992          2,175           165         2,692        154,000          --         85,000
Keystone(2).................      1995          1,054            24           282         95,000          --             --
Panorama....................      1995            499            38           687         22,000          --             --
Stratton....................      1997            349           139           486             --          --             --
Snowshoe....................      1997            451           100           529         47,000      12,000         18,000
Mammoth.....................      1998            708           292         1,706         74,000      19,000        183,000
Copper......................      1998            539            --           704         88,000          --         58,000
Sandestin...................      1999          1,398           427         1,171        121,000          --        162,000
Three Peaks(3)..............      2000            207             3            --             --          --             --
Blue Mountain...............      2000            595           224         1,178         58,000       5,000         51,000
Squaw Valley................      2000            290            --             1         67,000          --             --
Mountain Creek..............      2001             82           205         1,287             --      16,000         97,000
Lake Las Vegas(4)...........      2001            177           170           560         76,000          --             --
Les Arcs....................      2002            333           366           310         39,000      30,000          4,000
Snowmass(5).................      2003             --            --           620             --          --        156,000
Winter Park.................      2004             --            --         1,581             --          --         44,000
Orlando(6)..................      2005             --            --         1,000             --          --         50,000
Maui(7).....................      2005             --            --           700             --          --         13,000
Napa........................      2006             --            --           160             --          --             --
                                               ------         -----        ------      ---------      ------        -------
                                               12,548         2,157(8)     15,798(8)   1,056,000      82,000(8)     921,000(8)
                                               ======         =====        ======      =========      ======        =======

---------------

(1) The Corporation has a 77% interest in both Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler Blackcomb in this table reflects 100% of the partnerships' land holdings.
(2) The Corporation had a 50% interest in a joint venture that developed the land at Keystone (certain projects were at 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings, other than the 24 residential units under development.
(3) The Corporation has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(4) The Corporation has a 35% interest in a joint venture that owns and is developing the 170 residential units under development. The Corporation also has a 35% interest in a joint venture that is developing 527 of the residential units held for future development. The remaining balance of 33 units are owned 100% by the Corporation.
(5) The Corporation has a 50% interest in a joint venture that is developing the land at Snowmass. The information in this table reflects 100% of the joint venture's land holdings.
(6) The Corporation has a 40% interest in a joint venture that owns and is developing the land in Orlando. The information on Orlando in this table reflects 100% of the joint venture's land holdings.
(7) The Corporation has a 40% interest in a joint venture that owns and is developing the land at Maui. The information in this table reflects 100% of the joint venture's land holdings.
(8) The Corporation's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 18,958 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Corporation carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Corporation to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors that lead to resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Corporation often acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts.

     RESORT MASTER PLANNING. The starting point of the Corporation's development program at a resort is the "envisioning process," under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement that serves as a guide to the development of the resort throughout its build-out. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Mediterranean theme for Lake Las Vegas.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Corporation's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out.

     The development managers are supported by a team of design, construction, finance and sales staff with the assistance of local consultants. Intrawest leverages its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Corporation often develops woodframe developments which have a shorter construction timetable. In addition, the Corporation does not normally construct its own projects but rather engages general contractors under fixed-price contracts that transfer most of the risk of construction cost overruns to the contractor. The Corporation arranges construction financing generally to cover approximately 75% of total costs.

     MARKETING AND SALES. Market research is an important part of the Corporation's development program. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, by the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     The Corporation employs its own sales personnel to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 5% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. The Corporation markets its properties to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Corporation's major markets. This approach has been applied to large condominium-hotel projects such as Four Seasons at Whistler and Hameau du Glacier at Les Arcs. Since fiscal 1996 the Corporation has pre-sold on average approximately 85% of its units prior to the completion of construction.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Corporation occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Corporation so as to maintain the ambience of the resort. In order to attract top-quality retail operators, the Corporation seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Corporation is able to improve year-round utilization of facilities.

     As at June 30, 2005, Intrawest had developed over 1,000,000 square feet of commercial space at its resort real estate holdings. In 2005 Intrawest sold commercial properties at seven of its resort villages for total consideration of $109.5 million to a partnership in which CNL Income Properties, Inc., a real estate investment trust, is an 80% partner and Intrawest is a 20% partner.

  REAL ESTATE PARTNERSHIPS

     Commencing in 2003, the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business would be conducted.

     From that point forward, the majority of Intrawest's large condominium projects have been developed by partnerships in which the Corporation maintains a minority equity ownership. The majority partners are typically large investment firms who participate in the profits generated by these projects after they have been constructed and sold to end-users. Project capital requirements beyond those provided by the equity partners are supplied through construction financing secured by the project.

     Typically a partnership will purchase from Intrawest at fair market value a parcel of land along with all aspects of the planned development at the time that the project is ready to commence construction. Subsequent to this sale, the partnership is responsible for overseeing completion of the project, delivery of the units to end-users and sale of any unsold units.

     The partnerships provide a two-fold beneficial effect on the Corporation's real estate development business. First, Intrawest's own equity requirements for projects developed in partnerships is greatly reduced, thus allowing the Corporation to redeploy capital into other opportunities or reduce corporate debt. Second, in addition to the profit that Intrawest earns through its minority equity stake, the Corporation also earns fees through the provision of sales and development management services to these projects, thus increasing its rate of return on invested capital.

     More recently, the Corporation has taken the strategy a step further and entered into partnerships similar to those utilized for the production phase of its resort real estate development business to purchase and hold land parcels with a medium-term development horizon for large-scale projects.

     Intrawest continues to develop some real estate outside of partnerships, in particular product which has a shorter development timeframe, is less capital intensive or involves some complexity that makes it difficult to develop within a partnership. This includes single-family lots, smaller condominium and town home projects, and resort club and fractional (time-share) projects.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of Intrawest's land holdings followed by a listing of projects recently completed or under active development.

     WHISTLER BLACKCOMB. Since 1986 the Corporation has exercised options on and developed all of its land holdings at the base of Blackcomb. The Corporation owns a 44-acre site at the Creekside base of Whistler on which it is developing, or has land planned for the development of, approximately 150 residential units. The Corporation expects that the development of these lands will take place over a period of three to four years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village on the southern slopes of Mont Tremblant is substantially complete. The main village core, including the Westin and Fairmount hotels, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed. The bulk of the infrastructure is in place to support the development of the remaining real estate surrounding the main village. The Corporation is developing approximately 160 residential units. The Corporation is developing a second village with approximately 2,100 residential units and 55,000 square feet of commercial space. The infrastructure necessary to support this development is currently being constructed with Cdn. $58 million of infrastructure funding being committed by the federal and provincial governments. The Corporation also has additional lands available for the development of approximately 600 residential units and 30,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 15 to 18 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. Following the development of approximately 1,000 residential units and 95,000 square feet of commercial space, the joint venture was terminated. The unsold inventory is set out on page 19 together with one planned project of 24 units.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama. The Corporation is developing, or has land planned for the development of, approximately 700 residential units. The Corporation expects that the development of these lands will take place over a period of about 15 years.

     STRATTON. The Corporation is developing, or has land planned for the development of, approximately 600 residential units. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     SNOWSHOE. With its acquisition of Snowshoe, the Corporation acquired approximately 200 acres of land that may be developed to support the existing village. The Corporation is developing, or has land planned for the development of, approximately 600 residential units and 30,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

     MAMMOTH. The Corporation is developing a new village at the base of Mammoth Mountain that is planned for the development of approximately 800 residential units and 34,000 square feet of commercial space. The Corporation also is developing, or has land available for the development of, approximately 700 residential units on the Sierra Star Golf Course, and 500 residential units on June Mountain and 168,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     COPPER. The Corporation owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Corporation is developing, or has land planned for the development of, approximately 200 residential units and 20,000 square feet of commercial space on this site. The Corporation is developing, or has land planned for the development of, approximately 500 units and 35,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     SANDESTIN. The Corporation is developing, or has land planned for the development of, approximately 1,600 residential units and 162,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven to nine years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Corporation is developing, or plans to develop, approximately 900 residential units and 56,000 square feet of commercial space. The Corporation is also developing, or has land planned for the development of, approximately 500 residential units surrounding the Monterra Golf Course. The Corporation expects that the development of these lands will take place over a period of seven to nine years.

     MOUNTAIN CREEK. The Corporation has land planned for the development of approximately 1,500 residential units and 113,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     LAKE LAS VEGAS. The Corporation is developing, or has land planned for the development of, approximately 200 residential units. The Montelago Village Expansion is the next step in Intrawest's development program at Lake Las Vegas. The Corporation has land planned for the development of approximately 530 residential units. The Corporation expects that the development of these lands will take place over a period of approximately six years.

     LES ARCS. Through an option with Compagnie des Alpes, owners of Les Arcs in France, the Corporation is developing approximately 400 residential units and 30,000 square feet of commercial space. The Corporation also has additional land for the development of approximately 300 residential units and 4,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to seven years.

     SNOWMASS. Through an option with the owners of Snowmass in Colorado, the Corporation has plans to develop approximately 600 residential units and 156,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven to nine years.

     WINTER PARK. Through an option with the owners of Winter Park in Colorado, the Corporation has plans to develop approximately 1,600 residential units and 44,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of about 15 years.

     ORLANDO. The Corporation is developing a 24-acre site, called The Village at Imagine, adjacent to the Orange Country Convention Center in Orlando, Florida. The Corporation has plans to develop approximately 1,000 residential units and 50,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven to nine years.

     MAUI. The Corporation has land planned for the development of 700 residential units and 13,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to seven years.

     NAPA. The Corporation has land planned for the development of 160 residential units in the City of Napa in California. The Corporation expects that the development of these lands will take place over a period of three to four years.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                           OWNERSHIP   TOTAL                      PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS                      STATUS AT JUNE 30, 2005
------------               ---------   ------   ------------------------------------------------------------
WHISTLER BLACKCOMB
At Nature's Door              77%        22     Fractional units for sale; construction completed December
                                                2003; 18.9 units sold.
Whistler Village Phase        30%        83     Condominium-hotel units for sale; construction completed
III*                                            June 2005; 81 units sold.
Kadenwood Phase II Lots       77%        17     Single-family lots for sale; construction completed June
                                                2003; 11 lots sold.
Kadenwood Exclusive           77%         4     Single-family homes for sale; construction of Phase I (2
Resorts                                         units) completed June 2005; fully sold. Construction of
                                                Phase II (2 units) started June 2004 with scheduled
                                                completion December 2005; fully pre-sold.

TREMBLANT
Tremblant Les Eaux I to      100%       114     Townhomes for sale; construction of Phase I (25 units)
III                                             completed September 2002; 24 units sold. Construction of
                                                Phase II (50 units) completed June 2004; 47 units sold.
                                                Construction of Phase III (39 units) started July 2004 with scheduled completion December 2005; 18 units pre-sold.
Le Bondurant                 100%        15     Townhomes for sale; construction completed July 2003; 12
                                                units sold.
Storied Places,              100%        23     Fractional units for sale; construction started July 2004
Tremblant                                       with scheduled completion June 2006; 2 units pre-sold.
Ermitage du Lac*              30%        67     Condominium-hotel units for sale; construction completed
                                                September 2004; 62 units sold.
Panache                      100%        36     Townhomes for sale; construction started July 2004 with
                                                scheduled completion March 2007; 11 units pre-sold.

KEYSTONE
Red Hawk Lodge                60%       100     Condominium-hotel units for sale; construction completed
                                                June 2000; 99 units sold.
The Springs at River Run      60%        94     Condominium-hotel units for sale; construction completed
                                                August 2001; 91 units sold.
The Seasons                   60%        32     Townhomes for sale; construction completed February 2003; 29 units sold.
The Alders                    60%        23     Single-family lots for sale; construction completed
                                                September 2003; 18 lots sold.
Settler's Creek Phase        100%        24     Townhomes for sale; construction to begin summer 2005 with
III                                             scheduled completion spring 2007; 1 unit pre-sold.

PANORAMA
Wildwood                     100%        18     Townhomes for sale; construction completed February 2003; 17 units sold.
1000 Peaks Summit            100%        47     Condominium-hotel units for sale; construction completed
                                                April 2004; 32 units sold.
Copper Grove                 100%         8     Single-family lots for sale; construction completed July
                                                2004; 1 lot sold.
The Cabins                   100%        14     Single-family lots for sale; construction started January
                                                2005 with scheduled completion August 2005; 11 lots
                                                pre-sold.
The Lookout Phase I          100%        24     Fractional units for sale; construction started May 2005
                                                with scheduled completion May 2006; 16 units pre-sold.

STRATTON
Hearthstone Lodge*            35%        38     Condominium-hotel units for sale; construction started May
                                                2004 with scheduled completion September 2005; fully
                                                pre-sold.
Tree Top Phase II            100%        24     Townhomes for sale; construction started April 2004 with
                                                scheduled completion July 2005; 22 units pre-sold.
Tree Top Phase III*           35%        30     Townhomes for sale; construction started April 2005 with
                                                scheduled completion October 2006; 23 units pre-sold.
Founder's Lodge Phase I*      35%        47     Condominium-hotel units for sale; construction started May
                                                2005 with scheduled completion November 2006; 40 units
                                                pre-sold.

SNOWSHOE
The Seneca*                   35%        61     Condominium-hotel units for sale; construction completed
                                                March 2005; 57 units sold.
Expedition Station*           35%       100     Condominium-hotel units for sale; construction started April
                                                2005 with scheduled completion December 2005; 97 units
                                                pre-sold.

* Partnership project

                           OWNERSHIP   TOTAL                      PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS                      STATUS AT JUNE 30, 2005
------------               ---------   ------   ------------------------------------------------------------
MAMMOTH
Monache Westin*               35%       230     Condominium-hotel units for sale; construction started April
                                                2005 with scheduled completion April 2007; 141 units
                                                pre-sold.
Solstice*                     15%        58     Townhomes for sale; construction of Phase I (25 units)
                                                started August 2004 with scheduled completion February 2006;
                                                fully pre-sold. Construction of Phase II (33 units) to begin spring 2006 with scheduled completion winter 2007; 2 units pre-sold.

COPPER
The Cirque                   100%        38     Quarter-share units for sale; construction completed January
                                                2004; 105 of 152 quarters sold.

SANDESTIN
Luau*                         35%       243     Condominium-hotel units for sale; construction started June
                                                2004 with scheduled completion June 2006; fully pre-sold.
Laurel Grove Cottages        100%        46     Townhomes for sale; construction started March 2005 with
West                                            scheduled completion September 2006; 44 units pre-sold.
Inspiration                  100%        20     Fractional units for sale; construction started October 2004 with scheduled completion January 2006; 10.3 units pre-sold.
Elation*                      15%       118     Condominium-hotel units for sale; construction started June
                                                2005 with scheduled completion December 2006; fully
                                                pre-sold.

THREE PEAKS
Estate Lots                   50%       250     Single-family lots for sale; construction of Phase I (102
                                                units) completed September 2000; fully sold. Construction of
                                                Phase II (63 units) completed January 2001; fully sold.
                                                Construction of Phase III (85 units) completed June 2002; 39 lots sold.

BLUE MOUNTAIN
Rivergrass Phase III         100%        28     Townhomes for sale; construction completed June 2005; 20
                                                units sold.
Trillium House*               30%       224     Condominium-hotel units for sale; construction of Phase I
                                                (121 units) started March 2004 with scheduled completion
                                                September 2005; 109 units pre-sold. Construction of Phase II
                                                (103 units) started August 2004 with scheduled completion
                                                December 2005; 61 units pre-sold.
Snowbridge Lots Phase 3      100%        18     Single-family lots for sale; construction completed May
                                                2005; 13 lots sold.

MOUNTAIN CREEK
Whitetail Townhomes          100%        63     Townhomes for sale; construction completed October 2002; 62 units sold.
Laurels                      100%        21     Townhomes for sale; construction completed November 2002; 20 units sold.
Appalachian                  100%       100     Condominium-hotel units for sale; construction started
                                                December 2003 with scheduled completion September 2005;
                                                fully pre-sold.
Appalachian Phase B          100%        77     Condominium-hotel units for sale; construction started May
                                                2005 with scheduled completion September 2006; 72 units
                                                pre-sold.
Black Creek Sanctuary        100%        28     Condominium-hotel units for sale; construction to begin July
Phase 2                                         2005 with scheduled completion summer 2006; 18 units
                                                pre-sold.

LAKE LAS VEGAS
Luna di Lusso - Bldg C*       35%        85     Condominium-hotel units for sale; construction started
                                                August 2004 with scheduled completion November 2005; fully pre-sold.
Luna di Lusso - Bldg D*       35%        85     Condominium-hotel units for sale; construction started
                                                November 2004 with scheduled completion January 2006; fully pre-sold.


* Partnership project

                           OWNERSHIP   TOTAL                      PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS                      STATUS AT JUNE 30, 2005
------------               ---------   ------   ------------------------------------------------------------
LES ARCS
Prince des cimes             100%        96     Condominium-hotel units for sale; construction completed
                                                December 2004; 94 units sold.
Auberge Jerome               100%        97     Condominium-hotel units for sale; construction started May
                                                2004 with scheduled completion December 2005; 88 units
                                                pre-sold.
Les Sources de Marie         100%       114     Condominium-hotel units for sale; construction started May
                                                2004 with scheduled completion February 2006; 103 units
                                                pre-sold.
Jardins de la Cascade        100%        61     Condominium-hotel units for sale; construction completed
                                                June 2005; 60 units sold.
Manoir Savoie                100%       155     Condominium-hotel units for sale; construction to begin
                                                summer 2005 with scheduled completion summer 2007.

SNOWMASS
Sanctuary                     50%        21     Fractional units for sale; construction of Phase I (10
                                                units) completed June 2003; 7.75 units sold. Construction of
                                                Phase II (11 units) started May 2005 with scheduled
                                                completion June 2007; 1.375 units pre-sold.
* Partnership project

  RESORT CLUB

     Intrawest entered the vacation ownership business in 1993. Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. Club Intrawest ("Resort Club") differs from traditional timeshare in that it offers equity ownership in a club through an innovative point-based membership system. Members of the Resort Club have the flexibility to take vacations in various club locations or at more than 3,700 resorts through membership in ExtraOrdinary Escapes, Intrawest's owned and operated Exchange Company. Members can also enjoy seven-night Vacation Exchanges with Resort Condominiums International ("RCI"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association
(ARDA), the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Corporation believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its high-quality exchange program.

     During the period from 1990, U.S. timeshare sales have grown at a 13% compound annual growth rate, with the last reported year (2001-2002) experiencing 15% growth. According to a 2004 report by ARDA, net sales of the U.S. timeshare industry in 2002 were estimated at $5.5 billion; the number of timeshare resorts is estimated at 1,590 with 132,000 timeshare resort units. A significant part of this success is attributable to the growth of timeshare exchanges, which have increased owner flexibility. Exchange companies, such as RCI, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the more than 5,300 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. Intrawest believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as The Walt Disney Company, Marriott International Inc., Hilton Hotels Corporation and Starwood Hotels & Resorts Worldwide, Inc.

     After constructing a club location, Intrawest transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Resort Club, a non-profit, non-stock corporation. In return, Intrawest receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a Member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, Intrawest has a direct exchange agreement with Disney Vacation Club that allows members of that club and the Resort Club to enjoy exchange privileges. Intrawest also has a direct exchange agreement with International Cruise & Excursions, Inc., which allows Resort Club members to exchange their points for a cruise throughout the world. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by Intrawest depending upon market conditions.

     A Member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to Intrawest's right of first refusal to purchase such points.

     To date, Intrawest has Resort Club locations at Whistler, British Columbia (122 units), Tremblant, Quebec (54 units), Panorama, British Columbia (21 units), Kauai, Hawaii (10 units), Palm Desert, California (66 units), Vancouver, British Columbia (29 units), Sandestin, Florida (59 units), Blue Mountain, Ontario (55 units) and Zihuatanejo, Mexico (91 units). The quality and service levels of the Corporation's Resort Club locations have placed the Resort Club in RCI's highest-rated group of worldwide destination resorts. Through June 30, 2005, approximately 3.0 million points have been sold to over 17,000 Members for approximately $308 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation, which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

LEGAL AND REGULATORY MATTERS

     Intrawest currently and from time to time is involved in litigation in the ordinary course of its business. The Corporation does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of Intrawest's resorts are subject to lawsuits with respect to personal injury claims related principally to skiing activities at each resort. The Corporation maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                                   EMPLOYEES

     The Corporation has approximately 8,400 year-round employees and 16,400 additional peak-season employees. Approximately 200 of Tremblant's year-round employees and over 90% of its additional peak-season employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on October 31, 2005. None of the employees in Intrawest's other resorts are members of a union. The Corporation believes that its employee relations are good.

                                 CREDIT RATINGS

APPROVED RATING ORGANIZATION                                  LONG-TERM DEBT    CORPORATE CREDIT
----------------------------                                  --------------    ----------------
Moody's Investors Service, Inc. ............................        B1                Ba3
Standard & Poor's Rating Services...........................        B+                BB-

     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Moody's rates debt instruments by rating categories from a high of Aaa to a low of D, with a "1", "2" or "3" indicating relative strength within the rating category. Standard & Poor's rates debt instruments by rating categories from a high of AAA to a low of D, with a "+" or " -" indicating relative strength within the rating category.

                                  RISK FACTORS

ECONOMIC DOWNTURN

     Skiing, golf and touring are discretionary recreational activities with relatively high participation costs. A severe economic downturn could reduce spending on recreational activities and result in declines in visits and revenue. In addition, a deterioration of economic conditions could weaken sales of resort real estate and reduce the value of our real estate assets. In addition, an economic downturn could expose the Corporation's real estate operations to land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability or loan defaults and foreclosure action. Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. There can be no assurance that an economic downturn will not have a material adverse effect on Intrawest's real estate operations.

COMPETITION

     The industries in which Intrawest operates are highly competitive. The Corporation competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Corporation also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Corporation's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Corporation's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Corporation's resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

GROWTH INITIATIVES

     Intrawest is currently engaged in, and has plans for, a variety of improvement, expansion and development projects relating to both its resort and real estate operations. There can be no assurance (i) that the Corporation will receive the necessary regulatory approvals for such projects, (ii) as to when such projects will be completed, (iii) that the Corporation's estimated costs associated with such projects will prove to be accurate or (iv) that the Corporation will receive the expected benefits from such projects. In addition, Intrawest may seek opportunities to acquire new businesses, establish new strategic partnerships or secure new management contracts. New opportunities may not be available on favorable terms and, if Intrawest is able to consummate any such transactions, no assurance can be given that Intrawest will be successful in realizing the expected benefits from such transactions.

CAPITAL EXPENDITURES

     Intrawest operates in a capital-intensive industry and has made significant capital expenditures to establish its competitive position. The Corporation spent $100.6 million in fiscal 2005 on resort operations and other assets. The Corporation expects to incur approximately $40 million per year in ongoing maintenance expenditures in its resort and travel business. In addition, the Corporation makes significant investments in connection with its real estate development activities. Intrawest expects to make significant capital expenditures in the future to enhance and maintain the operations of its resorts and to develop its expanded real estate holdings. There can be no assurance that Intrawest will have adequate funds, from internal or external sources, to make all planned or required capital expenditures. A lack of available funds for such capital expenditures could have a material adverse effect on Intrawest's ability to implement its operating and growth strategies.

CURRENCY FLUCTUATIONS

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, Intrawest is exposed to foreign currency exchange risk in its reported earnings because the Corporation reports earnings in U.S. dollars but income is derived from both Canadian, U.S. and international sources.

WORLD EVENTS

     World events such as the terrorist attacks in 2001, the war in Iraq and the SARS outbreak in 2003 disrupt domestic and international travel and reduce revenue in our resort operations and luxury-travel business. In addition, many of A&K's operations are located in countries that are more susceptible to political or social incidents which could impact demand for tours. The occurrence of similar such events in the future could have a material adverse effect on Intrawest's financial condition and results of operations.

UNFAVORABLE WEATHER CONDITIONS

     Intrawest's ability to attract visitors to its mountain resorts is influenced by weather conditions and the amount of snowfall during the ski season. In addition, Sandestin is located in an area of Florida that frequently suffers adverse weather caused by hurricanes. Adverse weather conditions may discourage visitors from participating in outdoor activities at Intrawest's resorts. In addition, unseasonably warm weather may result in inadequate natural snowfall, which increases the cost of snowmaking, and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to the Corporation's mountain resorts. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on Intrawest's operating results.

SEASONALITY OF OPERATIONS

     Resort and travel operations are highly seasonal. In fiscal 2005 approximately 55% of Intrawest's resort and travel operations revenue was generated during the period from December to March, the prime ski season. Furthermore, during this period a significant portion of revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Problems during these peak periods, such as adverse weather conditions, access route closures and equipment failures, could have a material adverse effect on the Corporation's operating results. Intrawest's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year. Although Intrawest expects its warm-weather resorts and luxury adventure-travel business to mitigate the seasonality of ski and resort operations revenue, the Corporation's mountain resorts have operating losses and negative cash flows for the period from May to October. The Corporation has revolving lines of credit aggregating approximately $425 million on which it can draw during this period to finance its working capital requirements. Intrawest's ability to borrow under these credit facilities is subject to certain conditions, including compliance with certain financial covenants. A reduction in these credit facilities could have a material adverse effect on the Corporation's financial condition and results of operations. There can be no assurance that the Corporation will continue to be able to borrow under such credit facilities.

RISKS SPECIFIC TO REAL ESTATE DEVELOPMENT

     The development of real estate exposes Intrawest to a number of specific risks, including: an inability to obtain zoning approvals or building permits; construction and other development costs could exceed budget; project completion could be delayed; and purchasers could rescind their purchase contracts. In addition there is no assurance that market conditions will support Intrawest's planned real estate development activities.

ADEQUACY OF INSURANCE COVERAGE

     All resorts owned by Intrawest are insured against property damage, business interruptions and general liability. There can be no assurance that such insurance will remain available to the Corporation at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by Intrawest. If Intrawest is held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON KEY EMPLOYEES

     The success of Intrawest depends in part on its senior management. The unanticipated departure of any key member of the management team could have a material adverse effect on Intrawest's financial condition and results of operations.

                          TRANSFER AGENT AND REGISTRAR

     The Canadian transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Toronto and Montreal. ChaseMellon Shareholder Services, L.L.C. is a co-transfer agent and registrar at its principal stock and bond transfer office located in New York, New York.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

Three-Year Summary
(in millions of dollars except per share amounts)

                                                                          JUNE 30
                                                              --------------------------------
                                                                2005        2004        2003
                                                              --------    --------    --------
Balance Sheet
  Total assets..............................................  $2,644.3    $2,255.8    $2,515.7
  Bank and other indebtedness...............................   1,023.4       958.8     1,260.9
  Shareholders' equity......................................     850.1       787.3       711.1

                                                                    YEARS ENDED JUNE 30
                                                              --------------------------------
                                                                2005        2004        2003
                                                              --------    --------    --------
Revenue and Earnings
  Total revenue.............................................  $1,677.1    $1,551.7    $1,103.2
  Funds from continuing operations..........................     116.2       148.7       128.3
  Income from continuing operations.........................      32.6        59.9        34.8
  Results of discontinued operations........................        --          --        (0.6)
  Net income................................................      32.6        59.9        34.2
Per Common Share
  Income from continuing operations
     Basic..................................................  $   0.68    $   1.26    $   0.73
     Diluted................................................      0.68        1.25        0.73
  Net income
     Basic..................................................      0.68        1.26        0.73
     Diluted................................................      0.68        1.25        0.73
  Dividends (Canadian dollars)..............................      0.16        0.16        0.16

Segmented Information
(in thousands of dollars)

                                              Mountain     Non-       Real
2005                                           resort    mountain    estate    Corporate     Total
----                                          --------   --------   --------   ---------   ----------
Segment revenue:
  Resort and travel operations..............  $545,391   $317,146   $     --    $   --     $  862,537
  Management services.......................    82,046     24,437     74,176        --        180,659
  Real estate development...................        --         --    628,767        --        628,767
  Corporate and all other...................        --         --         --     5,192          5,192
                                              --------   --------   --------    ------     ----------
                                              $627,437   $341,583   $702,943    $5,192     $1,677,155
                                              ========   ========   ========    ======     ==========

                                                 Mountain     Non-      Real
2005                                              resort    mountain   estate    Corporate    Total
----                                             --------   --------   -------   ---------   --------
Segment operating profit:
  Resort and travel operations.................  $ 99,566   $18,025    $    --    $   --     $117,591
  Management services..........................     8,373     8,231     26,352        --       42,956
  Real estate development......................        --        --     67,669        --       67,669
  Corporate and all other......................        --        --         --     5,192        5,192
                                                 --------   -------    -------    ------     --------
                                                 $107,939   $26,256    $94,021    $5,192      233,408
                                                 ========   =======    =======    ======
Less:
  Interest expense.............................                                               (44,605)
  Corporate general and administrative
     expenses..................................                                               (20,571)
  Depreciation and amortization................                                               (78,323)
  Call premium and unamortized costs of senior
     notes redeemed............................                                               (30,173)
  Write-down of stand-alone golf course
     assets....................................                                               (17,568)
                                                                                             --------
Income before income taxes and non-controlling
  interest.....................................                                              $ 42,168
                                                                                             ========

                                               Mountain     Non-       Real
2004                                            resort    mountain    estate    Corporate     Total
----                                           --------   --------   --------   ---------   ----------
Segment revenue:
  Resort and travel operations...............  $488,206   $53,109    $     --    $   --     $  541,315
  Management services........................    70,134    19,770      34,490        --        124,394
  Real estate development....................        --        --     879,878        --        879,878
  Corporate and all other....................        --        --          --     6,117          6,117
                                               --------   -------    --------    ------     ----------
                                               $558,340   $72,879    $914,368    $6,117     $1,551,704
                                               ========   =======    ========    ======     ==========

                                                Mountain     Non-       Real
2004                                             resort    mountain    estate    Corporate    Total
----                                            --------   --------   --------   ---------   --------
Segment operating profit:
  Resort and travel operations................  $105,610    $ (479)   $     --    $   --     $105,131
  Management services.........................     3,315     8,794      15,376        --       27,485
  Real estate development.....................        --        --      91,374        --       91,374
  Corporate and all other.....................        --        --          --     6,117        6,117
                                                --------    ------    --------    ------     --------
                                                $108,925    $8,315    $106,750    $6,117      230,107
                                                ========    ======    ========    ======
Less:
  Interest expense............................                                                (45,766)
  Corporate general and administrative
     expenses.................................                                                (20,369)
  Depreciation and amortization...............                                                (68,626)
  Call premium and unamortized costs of senior
     notes redeemed...........................                                                (12,074)
                                                                                             --------
Income before income taxes and non-controlling
  interest....................................                                               $ 83,272
                                                                                             ========

                                                                YEARS ENDED JUNE 30
                                                              ------------------------
                                                                 2005          2004
                                                              ----------    ----------
Segment assets
  Mountain resort...........................................  $1,025,742    $  939,771
  Non-mountain..............................................     271,211       181,560
  Real estate...............................................   1,090,906     1,026,676
  Corporate.................................................     256,435       107,743
                                                              ----------    ----------
                                                              $2,644,294    $2,255,750
                                                              ==========    ==========
Segment capital expenditures
  Mountain resort...........................................  $   67,051    $   63,529
  Non-mountain..............................................      12,324         5,813
  Real estate...............................................          --            --
  Corporate.................................................      21,203        12,111
                                                              ----------    ----------
                                                              $  100,578    $   81,453
                                                              ==========    ==========
Geographic Information
Revenue
  Canada....................................................  $  455,454    $  566,529
  United States.............................................     890,933       954,535
  International.............................................     330,768        30,640
                                                              ----------    ----------
                                                              $1,677,155    $1,551,704
                                                              ==========    ==========
Operating profit
  Canada....................................................  $   40,824    $  113,698
  United States.............................................     156,099       114,914
  International.............................................      36,485         1,495
                                                              ----------    ----------
                                                              $  233,408    $  230,107
                                                              ==========    ==========
Identifiable assets
  Canada....................................................  $1,044,696    $  802,182
  United States.............................................   1,379,732     1,379,066
  International.............................................     219,866        74,502
                                                              ----------    ----------
                                                              $2,644,294    $2,255,750
                                                              ==========    ==========

DIVIDEND POLICY

     Since 1991 the Corporation has paid regular, semi-annual dividends of Cdn.$0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of Intrawest's Board of Directors and will be subject to the Corporation's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Corporation's Board of Directors.

     The indentures that govern Intrawest's unsecured notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Corporation, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

                             MARKET FOR SECURITIES

     The Common Shares of the Corporation are listed and traded on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"). The NYSE is the principal market for the Common Shares.

     Set out below are the price ranges and volume of common shares of Intrawest Corporation that traded on the NYSE and the TSX for the year ended June 30, 2005.

                            New York Stock Exchange

                                                               LOW    HIGH
                                                              U.S.$   U.S.$    VOLUME
                                                              -----   -----   ---------
2004
  July......................................................  15.76   16.84   1,005,700
  August....................................................  14.46   16.52   2,384,200
  September.................................................  15.49   19.04   2,445,200
  October...................................................  18.75   19.62   2,040,000
  November..................................................  18.16   20.17   2,855,700
  December..................................................  19.68   23.02   2,915,500
2005
  January...................................................  19.35   23.41   4,003,100
  February..................................................  18.94   20.25   4,012,400
  March.....................................................  18.32   19.62   3,217,100
  April.....................................................  18.63   21.35   4,820,400
  May.......................................................  19.80   22.56   4,083,300
  June......................................................  21.78   24.32   4,369,000

                             Toronto Stock Exchange

                                                               LOW    HIGH
                                                              CDN.$   CDN.$    VOLUME
                                                              -----   -----   ---------
2004
  July......................................................  20.74   22.25     988,509
  August....................................................  18.90   21.60   2,203,452
  September.................................................  19.80   24.00   1,527,403
  October...................................................  22.95   24.72     795,415
  November..................................................  21.75   24.50   1,104,324
  December..................................................  23.25   27.62   1,378,502
2005
  January...................................................  24.00   27.59   1,674,226
  February..................................................  23.44   25.42   1,479,860
  March.....................................................  22.43   24.21   1,878,618
  April.....................................................  22.57   26.50   1,431,903
  May.......................................................  24.55   28.65   2,586,487
  June......................................................  27.10   30.19   2,184,145

                          AUDIT COMMITTEE INFORMATION

COMPOSITION

     The Audit Committee is composed of David King, Gordon MacDougall, Paul Manheim and Paul Novelly. Each committee member is independent and financially literate. The Board of Directors of the Corporation has determined that Mr. Manheim is the Audit Committee financial expert.

RELEVANT EDUCATION AND EXPERIENCE

     David King is President of David King Corporation., a private investment company. Mr. King has a long history in North American real estate markets. Commencing in the early 1960s with Sears Canada's real estate department, Mr. King was a Senior Officer of Cambridge Shopping Centres Limited for six years and a Senior Officer and President of Campeau Corporation for 15 years.

     Since 1988 Mr. King has pursued various private business interests and served on a number of public company boards. He is currently Vice-Chairman and Director of Morguard Corporation, Chairman and Trustee of Morguard Real Estate Investment Trust and a Director of AGF Management Limited, Revenue Properties Company Limited and Tri-White Corporation.

     Gordon MacDougall is a director of Connor, Clark & Lunn Investment Management Ltd. and a partner of Connor, Clark and Lunn Investment Management Partnership. Mr. MacDougall has been involved in the investment management business for over 35 years and is currently the leader of the client solutions team, responsible for institutional client service. He is also responsible for North American portfolio structure and strategy. He holds the CFA designation, an MBA from the University of Pittsburgh and a Bachelor of Commerce from Sir George Williams University.

     Paul Manheim is Chairman and Managing Director of HAL Investments Asia B.V., a subsidiary of HAL Holding N.V., an international holding company traded on the Amsterdam Stock Exchange. HAL Investments Asia B.V. owns a portfolio of optical retail outlets in China and is affiliated with Europe's largest optical retailer.

     Mr. Manheim joined Holland America Line, N.V., the predecessor of HAL Holding N.V., in 1982 and has held various financial and corporate development positions prior to his current position. Prior to assuming his role in Shanghai, China in 2005, he was President and CEO of HAL Real Estate Investments, Inc., a developer and owner of a portfolio of real estate in the Pacific Northwest consisting of multi-family, office and mixed-use assets. Mr. Manheim received a Bachelor of Commerce degree from the University of New South Wales, Australia and is a Chartered Accountant.

     Paul Novelly is Chairman and Chief Executive Officer of Apex Oil Company, Inc., based in St. Louis. Apex is involved in the trading, refining, storage, marketing and transportation of petroleum products. Mr. Novelly also controls AIC Limited, a Bermuda-based oil trading company, and World Point Terminals Inc., based in Calgary, which owns and operates petroleum storage facilities in the Netherlands, Bahamas and United States.

     Mr. Novelly was the majority owner of the Copper Mountain ski resort in Colorado prior to its acquisition by Intrawest in 1997. His wide experience in the travel industry includes prior ownership and operation of Apex Travel, Inc., a full-service travel agency. Mr. Novelly has extensive experience in commercial and residential real estate development, including commercial office buildings throughout the United States, and a 5,400-acre residential/golf planned community in St. Albans, Missouri. He is currently a director of The Bear Stearns Companies Inc., Boss Holdings, Inc. and World Point Terminals Inc.

AUDIT COMMITTEE CHARTER

I.   Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities for:

     -  The integrity of the Corporation's financial statements.

     -  The Corporation's compliance with legal and regulatory requirements.

     -  The independent auditor's qualifications and independence.

     - The performance of the Corporation's internal audit function and external auditors.

     The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

     - Propose the appointment, approve the compensation and oversee the work of the public accounting firm employed by the Corporation to conduct the annual audit. This firm will report directly to the Audit Committee.

     - Resolve any disagreements between management and the external auditor regarding financial reporting.

     - Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditor.

     - Retain independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation.

     - Seek any information it requires from employees, all of whom are directed to cooperate with the Committee's requests, or external parties.

     - Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

II.  Audit Committee Composition and Meetings

The Audit Committee shall be comprised of three or more directors, each of whom shall be independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment as a member of the Committee. All members of the Committee shall be financially literate and at least one member of the Committee shall be designated as a financial expert as defined by applicable legislation and regulation.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chairman shall prepare and/or approve an agenda in advance of each meeting. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with external auditors. It will also meet periodically in executive session.

III. Audit Committee Responsibilities and Duties

The Committee will carry out the following responsibilities:

     A. Financial Reporting

     - Review significant accounting and reporting issues and understand their impact on the financial statements.

     - Discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and approve the financial statements and recommend their approval to the Board.

     - Review disclosures made by the Chief Executive Officer and Chief Financial Officer during the certification process.

     - Discuss earnings news releases as well as financial information and earnings guidance provided to analysts and rating agencies.

     B.  Internal Control

     - Review reports on the effectiveness of the Corporation's internal control system, including information technology security and control.

     - Understand the scope of the internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

     C.  External Audit

     - Review the external auditor's proposed audit scope and approach, including coordination of audit effort with internal audit.

     - Review the performance of the external auditors and recommend their appointment or discharge to the Board.

     - Ensure the rotation of the lead audit partner every five years and other audit partners every seven years and consider whether there should be regular rotation of the audit firm itself.

     - Present its conclusions with respect to the external auditor to the full Board.

     D.  Internal Audit

     - Review with management and the Vice President, Internal Audit Services the charter, plans, activities, staffing and organizational structure of the internal audit function.

     - Confirm and assure the independence of the internal audit function and concur in the appointment, replacement or dismissal of the Vice President, Internal Audit Services.

     -  Review the effectiveness of the internal audit function.

     - Meet separately with the Vice President, Internal Audit Services, on a regular basis, to discuss any matters that the Committee or internal audit believes should be discussed privately.

     E.  Compliance

     - Review with the Corporation's counsel and management, at least annually, any legal matters that could have a significant impact on the organization's financial statements.

     - Review with management the effectiveness of the Corporation's system for monitoring compliance with applicable laws, regulations and inquiries received from regulators or governmental agencies.

     - Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by employees of the Corporation regarding questionable accounting or auditing matters.

     - Monitor, review and oversee compliance by directors and officers of the Corporation of the Standards of Business Conduct and report to the Board regarding such compliance.

IV. Other Responsibilities

     - Maintain minutes of meetings and report regularly to the Board of Directors about Committee activities.

     - Review and assess the adequacy of this Charter at least annually and submit the Charter to the Board of Directors for approval.

     - Annually assess the effectiveness of the Committee against its Charter and report the results of the assessment of the Board.

     - Perform any other activities consistent with this Charter, as requested by the Board.

AUDIT FEES

     The fees paid to KPMG LLP for audit and non-audit services for the two years ended June 30, 2005 are set out in the table below.

TYPE OF FEES                                                   2005      2004
------------                                                  -------   -------
                                                              (in thousands of
                                                                  dollars)
Audit fees..................................................  $2,553    $1,789
Audit-related services......................................     814       477
Tax services fees...........................................     364       455
All other fees..............................................       8        43
                                                              ------    ------
Totals......................................................  $3,739    $2,764
                                                              ======    ======

     Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements, French translating services for audited financial statements, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits.

     Audit-related services include accounting consultations on proposed transactions, internal control reviews and audits of subsidiaries not required by legislation or regulation.

     Tax services fees include all services for tax compliance, tax planning and tax advice.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names and municipalities of residence of the directors and executive officers of the Corporation and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE                             PRINCIPAL OCCUPATION                    DIRECTOR SINCE
----------------------------------                             --------------------                    --------------
Joe S. Houssian..............................  President and Chief Executive Officer of the                 1979
West Vancouver, British Columbia               Corporation
David A. King(1)(2)..........................  President of David King Corporation                          1990
Toronto, Ontario
Gordon H. MacDougall(1)(3)...................  Partner of Connor, Clark and                                 1990
West Vancouver, British Columbia               Lunn Investment Management Partnership
Paul M. Manheim(1)...........................  Chairman and Managing Director of                            1992
Shanghai, China                                HAL Investments Asia B.V.
Marti Morfitt(3).............................  President and Chief Executive Officer of CNS, Inc.           2005
Eden Prairie, Minnesota
Paul A. Novelly(1)(2)........................  Chairman and Chief Executive Officer of                      1997
St. Thomas, U.S. Virgin Islands                Apex Oil Company, Inc.
Bernard A. Roy(3)............................  Senior partner, Ogilvy Renault                               1992
Montreal, Quebec
Khaled C. Sifri(2)...........................  Managing Director, SHUAA Capital PSC                         1990
Dubai, United Arab Emirates
Nicholas C.H. Villiers(3)....................  Consultant                                                   1990
London, England
Alex Wasilov(2)..............................  President and COO of Hirtle, Callaghan & Co. Inc.            2005
West Conshohocken, Pennsylvania

---------------

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

(3) Member of the Human Resources Committee.

     The Corporation does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE                PRINCIPAL OCCUPATION
----------------------------------                --------------------
John E. Currie..................................  Chief Financial Officer
North Vancouver, British Columbia
Joe S. Houssian.................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis................................  President and Chief Executive Officer, Leisure and Travel Group
Vancouver, British Columbia
Gary L. Raymond.................................  President and Chief Executive Officer, Intrawest Placemaking
Whistler, British Columbia
Hugh R. Smythe..................................  President and Chief Operating Officer, Leisure and Travel Group
Whistler, British Columbia

     As at June 30, 2005, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over, 4.2% of the outstanding Common Shares of the Corporation (including Common Shares beneficially owned by a company the shares of which are owned by companies of which a director and executive officer and his spouse are the shareholders, and in respect of which such director and executive officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Corporation has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Villiers who prior to May 2002 was Vice President and Director of RBC Dominion Securities Inc. and Mr. Wasilov who was President and Chief Operating Officer of Rosenbluth International from September 1999 to October 2003, a senior advisor at American Express from October 2003 to March 2004 and became President and COO of Hirtle, Callaghan & Co. Inc. in March 2005.

                         STANDARDS OF BUSINESS CONDUCT

     The Corporation has adopted a code of ethics entitled Intrawest Corporation Standards of Business Conduct (the "Standards"). The Standards are applicable to all of the Corporation's employees, consultants and members of the Board of Directors, including the chief executive officer, chief financial officer and corporate controller. The Standards embody the commitment of the Corporation and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Standards can be found at the Corporation's web site at www.intrawest.com/about/overview/conduct.asp.

                             ADDITIONAL INFORMATION

     The Corporation shall provide to any person or company, upon request to the Corporate Secretary of the Corporation:

     (a) when the securities of the Corporation are in the course of a distribution under a short form prospectus or a preliminary short form prospectus:

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation for any period subsequent to the Corporation's most recently completed financial year;

        (iii) one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of informed persons in material transactions, where applicable, is contained in the Corporation's Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Corporation's comparative consolidated financial statements for its most recently completed financial year. The Information Circular, together with other information, may be found on SEDAR at www.sedar.com.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Corporation, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                                   INTRAWEST

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 (ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY, UNLESS OTHERWISE INDICATED)

     The following management's discussion and analysis ("MD&A") should be read in conjunction with our audited consolidated financial statements for the year ended June 30, 2005 and accompanying notes included in this annual information form. The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the major differences between Canadian GAAP and U.S. GAAP is contained in Note 21 of our financial statements.

     We use several non-GAAP measures to assess our financial performance, such as EBITDA and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this document because we believe they are indicative measures of a company's performance and are generally used by investors to evaluate companies in the resort and travel operations and resort development industries.

     Additional information relating to our company, including our annual information form, is filed on SEDAR at www.sedar.com. The date of this MD&A is September 2, 2005.

COMPANY OVERVIEW

     Intrawest is one of the world's leading destination resort and adventure-travel companies. We have a network of 10 mountain resorts, geographically diversified across North America's major ski regions. Our resorts include Whistler Blackcomb (77% interest) and Panorama in British Columbia, Blue Mountain (50% interest) in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado, Mammoth (59.5% interest) in California and Mountain Creek in New Jersey. We operate Winter Park under a long-term lease arrangement from the City and County of Denver and since the lease gives us control over the resort, Winter Park is treated in the same manner as any of our directly owned resorts from an operating and financial reporting perspective. Our resorts hosted 8.2 million skier visits in fiscal 2005, 11% of the Canadian and U.S. market, which gives us a greater market share than any other owner in the North American mountain resort industry. A skier visit is defined as one person obtaining a ticket or pass and using a ski area for all or any part of one day.

     We own and operate one warm-weather resort, Sandestin Golf and Beach Resort in Florida. In addition to owning 13 golf courses at our resorts, we own five stand-alone golf courses in Arizona, Hawaii, Colorado and British Columbia. We also have interests in several other travel and leisure-related businesses, including Alpine Helicopters, the parent company of Canadian Mountain Holidays, and the Intrawest Retail Group (a chain of retail and rental stores under the "Breeze" and "Max" names). On December 15, 2004, we increased our ownership of Alpine Helicopters from 45% to 100%.

     On July 2, 2004, we acquired a 67% interest in Abercrombie & Kent Group of Companies, S.A. ("A&K"), a worldwide group of related travel companies offering tour and travel services in more than 100 countries. The acquisition of A&K, which we believe is the most recognizable brand in the luxury adventure-travel business, expands our range of leisure products, provides significant cross-marketing opportunities between our respective customers and diversifies our revenue sources.

     We derive revenue from three primary sources: resort and travel operations, management services and real estate development. Resort and travel operations comprise the on-mountain and base area activities at our mountain resorts, activities at our warm-weather resort, Sandestin, tour and travel services of A&K, our stand-alone golf courses and operations at Alpine Helicopters and Intrawest Retail Group. Resort and travel operations generated 51% of our total revenue in 2005, mainly from lift ticket sales, adventure-travel tours, retail and rental shops, food and beverage services, ski school and golf. Management services comprise fees from assets we manage on behalf of third-party owners and from sales, development and supervisory services we provide to other entities. Management services provided 11% of our total revenue in 2005. We develop real estate for sale at our resorts and at four third-party owned resorts (three in the United States and one in France). We are the largest mountain resort real estate developer in North America, with approximately 19,000 units of future development under our control. Real estate development provided 38% of our total revenue in 2005.

     We have organized our businesses into two divisions:

     - Intrawest Leisure and Travel Group, which includes all mountain and warm-weather resort operations as well as A&K, Alpine Helicopters, Intrawest Retail Group and our vacation ownership business, Club Intrawest; and

     - Intrawest Placemaking, our real estate development and sales business. Placemaking includes two emerging business units -- Playground, our sales and marketing company and Storied Places, our entry into the private residence club business.

     We formed the Intrawest Leisure and Travel Group in May 2004 to better leverage our diverse network of operating businesses and to more effectively market and sell our resort and travel products and services. Prior to that time our resorts and other leisure businesses functioned on a more decentralized basis. The results of Club Intrawest are reported within the real estate development segment because the product that Club Intrawest sells is similar to an interest in real estate, however the management of the business is more similar to the other businesses in the Leisure and Travel Group.

SUMMARY OF FISCAL 2005 OPERATIONS

     Fiscal 2005 was a year of both challenges and achievements. Our mountain resorts experienced mixed results as generally good weather conditions in the East and the U.S. West were offset by the most unfavorable weather conditions for the ski industry in 40 years in British Columbia. Sandestin was also tested by the weather, particularly in our first fiscal quarter when several hurricanes impacted its operations. A&K's results, during our first year of ownership, far exceeded our expectations as the luxury travel-tour business rebounded from several years of contraction brought on by economic and geo-political events. We saw significant growth in our management services businesses in 2005 and demand for our real estate was strong across our resorts. Operating profit from real estate development declined in 2005, as expected, after an unusually high number of closings in 2004 due to the timing of project completions. These factors combined to reduce Total Company EBITDA to $243.1 million in 2005 from $268.3 million in 2004.

     After several years of disappointing returns from our stand-alone golf courses, we made the decision to exit this business and reinvest our capital in higher-returning businesses. As a result, we had our stand-alone golf operations appraised and recorded a write-down of $17.6 million. We improved our capital structure and lowered our borrowing costs by refinancing $394.4 million of senior notes in 2005, on top of the $200 million of senior notes that we refinanced in 2004. The call premium and other costs to redeem senior notes amounted to $30.2 million in 2005, up from $12.1 million in 2004. The golf asset write-down and refinancing expenses lowered our net income in 2005 to $32.6 million ($0.68 per diluted share) from $59.9 million ($1.25 per diluted share) in 2004.

     We were very successful in 2004 in generating free cash flow and reducing our debt. This success continued in 2005 as we increased cash flow from our operating businesses and completed a number of transactions with real estate partners enabling us to realize $62.1 million of free cash flow.

FISCAL 2005 REVIEW OF RESORT AND TRAVEL OPERATIONS

     Our resort and travel operations are segregated into two reportable segments: mountain resort and travel operations and non-mountain resort and travel operations. The mountain segment comprises all the operations activities at our 10 mountain resorts as well as Alpine Helicopters and the Intrawest Retail Group. The non-mountain segment comprises warm-weather resort operations at Sandestin, our stand-alone golf courses and A&K.

     The key drivers of the mountain resort and travel operations business are skier visits, revenue per visit and margins. Our strategy to increase skier visits has two main elements: improving the quality of the resort experience by upgrading and expanding the on-mountain facilities and building animated villages at the base to provide accommodation for destination guests. By expanding the amenities on the mountain and in the village, we are able to broaden the customer mix, extend the length of stay and capture a higher percentage of guest spending, all of which increases revenue per visit. Increasing the number of destination guests versus day visitors spreads visits more evenly during the week and during the season, which improves margins since a significant proportion of operating expenses at a resort are fixed. The key drivers of the non-mountain segment are similar; i.e., golf rounds, revenue per round and margins for the warm-weather resort operations and tours, revenue per tour and margins for A&K.

     The following table highlights the results of our resort and travel operations business.

                                                                 2005         2004      Change (%)
                                                              ----------   ----------   ----------
Skier visits(1).............................................   7,227,000    7,150,000        1
Revenue (millions)..........................................  $    862.5   $    541.3       59
EBITDA (millions)...........................................  $    117.6   $    105.1       12
Margin (%)..................................................        13.6         19.4

---------------

(1) Skier visits for all resorts are at 100% except Mammoth at 59.5% and Blue Mountain at 50%.

     Revenue from resort and travel operations was $862.5 million in 2005 compared with $541.3 million in 2004. Revenue from the mountain segment increased from $488.2 million to $545.4 million while revenue from the non-mountain segment increased from $53.1 million to $317.1 million.

  Mountain Resort and Travel Operations Revenue

     On December 15, 2004, we acquired the remaining 55% of Alpine Helicopters that we did not already own and the incremental revenue in 2005 from our increased ownership interest was $26.6 million. On a same-business basis (i.e., excluding the 55% acquisition of Alpine Helicopters), mountain resort and travel operations revenue increased by $30.6 million in 2005 due to:

                                                               (Millions)
                                                               ----------
Impact of higher Canadian dollar on reported revenue........     $18.8
Increase in skier visits....................................       4.4
Increase in revenue per skier visit.........................       2.7
Increase in non-skier visit revenue.........................       4.7
                                                                 -----
                                                                 $30.6
                                                                 =====

     The rise in the value of the Canadian dollar, from an average rate of US$0.74 in 2004 to US$0.80 in 2005, increased reported mountain resort and travel operations revenue by $18.8 million.

     Our mountain resorts experienced mixed results in 2005 with a 6% increase in revenue at our eastern Canadian and U.S. resorts and an 11% increase in revenue at our western U.S. resorts being partially offset by a 10% decrease in revenue at our western Canadian resorts. British Columbia endured the most challenging weather for the ski industry in 40 years, with heavy rainfall in mid-January followed by warm, dry conditions through mid-March. Although conditions improved after mid-March, it was too late to change market perceptions and the decline in visits continued in the fourth quarter. As a result, skier visits decreased 14% at Whistler Blackcomb and 7% at Panorama in 2005. Our eastern and western U.S. resorts benefited from strong season pass programs, the maturing of their villages and generally good weather conditions, particularly in the third quarter. Consequently, skier visits increased 7% at our eastern resorts and 9% at our western U.S. resorts. For the company as a whole, skier visits increased 1% in 2005, which increased mountain segment revenue by $4.4 million.

     Revenue per skier visit increased moderately from $56.36 in 2004 (after adjusting for the impact of the improvement in the Canadian dollar exchange rate) to $56.74 in 2005. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, ski school, and food and beverage services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets in regional markets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     Revenue per skier visit from ticket sales (our effective ticket price) decreased 2% from $29.31 to $28.61 due mainly to a 6% decline at our British Columbia resorts as we discounted ticket prices at Whistler Blackcomb and Panorama to compensate for the sub-standard snow conditions. Revenue per visit from non-ticket sources increased 4% from $27.06 to $28.13. The impact on non-ticket revenue per visit of the poor weather at our British Columbia resorts was mitigated by the fact that many visitors, who did not access the mountain for skiing, spent on retail, food and beverage and other services in the base area. The increase in revenue per visit increased mountain segment revenue by $2.7 million in 2005.

     For the purposes of this MD&A, non-skier visit revenue for our mountain segment comprises revenue from sources that are not driven by skier visits (i.e., golf and other summer activities at our mountain resorts and revenue from businesses such as Alpine Helicopters and the Intrawest Retail Group). Revenue from golf and other summer activities increased 7% across our mountain resorts from $39.1 million in 2004 to $42.0 million in 2005, led primarily by Whistler Blackcomb (due to strong events business and continued growth in mountain bike park visits) and Tremblant (due to a 32% increase in summer lift rides). Golf rounds at our mountain resorts in 2005 were 2% below 2004, however this was offset by higher revenue per round, resulting in a 4% increase in golf revenue. Revenue at Alpine Helicopters (excluding the impact of our increased ownership interest) decreased 4% in 2005 due to reduced heli-skiing revenue in the weather-challenged third quarter and lower revenue from forest fire-fighting activities in the summer. Strong visit growth in the western U.S. and the opening of a new outlet store in Summit County enabled the Intrawest Retail Group to increase its revenue by 21% in 2005. Overall, on a same-business basis, non-skier visit revenue increased by $4.7 million in 2005.

  Non-Mountain Resort and Travel Operations Revenue

     Non-mountain resort and travel operations revenue increased from $53.1 million in 2004 to $317.1 million in 2005, with the acquisition of A&K in July 2004 accounting for $257.0 million of the increase. The luxury-tour and travel industry experienced a rebound in 2005 after several years of contraction resulting from economic pressures and concerns about geo-political events (terrorism, war and health issues). Revenue at A&K in 2005 increased more than 30% compared with last year, before we acquired our ownership interest.

     Most of the balance of the increase in non-mountain resort and travel operations revenue was due to a 15% increase in revenue at Sandestin. Food and beverage revenue at Sandestin increased 42% due to the opening of several new outlets, a significant increase in banquet business and higher occupancy levels at the resort. The continued build-out of the village and its growing reputation has positively impacted both individual traveler and conference business.

     Golf rounds in 2005 were 10% lower than 2004 at Sandestin (due in part to the hurricanes) and 3% lower at our stand-alone golf courses. Demand for golf has not grown over the past few years and the markets in which our warm-weather golf courses operate are highly competitive. The shortfall in rounds was counterbalanced by higher revenue per round, resulting in a 6% decline in golf revenue at Sandestin and a 5% increase in golf revenue at our stand-alone courses. As described elsewhere in this MD&A, we have decided to exit the stand-alone golf business.

  Resort and Travel Operations Revenue Breakdown

     Resort and travel operations revenue for the mountain and non-mountain segments combined (as reported and on a same-business, constant exchange rate basis) was broken down by major business component as follows:

                                           2005                 2005      2004      INCREASE
                                          REVENUE   Note(1)   ADJUSTED   Revenue   (Decrease)   Change (%)
                                          -------   -------   --------   -------   ----------   ----------
                                                              (MILLIONS)
Mountain operations.....................  $285.4    $ (37.5)   $247.9    $250.9      $(3.0)         (1)
Adventure-travel tours..................   257.0     (257.0)       --        --         --          --
Retail and rental shops.................   110.4       (3.7)    106.7     101.3        5.4           5
Food and beverage.......................    91.6       (1.9)     89.7      81.9        7.8          10
Ski school..............................    44.4       (1.5)     42.9      41.7        1.2           3
Golf....................................    27.9       (0.4)     27.5      27.3        0.2           1
Other...................................    45.8       (0.3)     45.5      38.2        7.3          19
                                          ------    -------    ------    ------      -----
                                          $862.5    $(302.3)   $560.2    $541.3      $18.9           3
                                          ======    =======    ======    ======      =====

---------------

Note

(1) Removes the impact of the increase in the value of the Canadian dollar and the acquisitions of A&K and additional 55% of Alpine Helicopters.

     The decrease in mountain operations revenue was due mainly to declines in ticket revenues at our British Columbia resorts and lower heli-skiing revenue at Alpine Helicopters, partially offset by higher ticket revenues at our other resorts.

     The increase in retail and rental revenue was due mainly to a 15% increase at our western U.S. resorts, as a result of excellent conditions and strong visitor growth.

     Half of the increase in food and beverage revenue came from Sandestin where we opened several new outlets, achieved higher occupancy levels in the village and increased conference business. The remainder came mainly from a 13% increase in revenue at our western U.S. resorts.

     Ski school revenue increased 9% at our western U.S. resorts and 7% at our eastern resorts. These increases were partly offset by a 4% decrease in revenue at our British Columbia resorts.

     The small increase in golf revenue resulted from a 4% increase at the mountain resorts partially offset by a 2% decrease at the non-mountain courses as competitive pressures and poor weather at key times reduced the number of rounds played.

     The "other" category comprises revenue from a host of miscellaneous activities, such as tubing, tennis, aqua centers, club operations, telephone services and one-off businesses like the marina at Sandestin and the service station at Copper. The 2005 amount included $1.1 million of business interruption insurance for Sandestin due to the hurricanes in the first quarter. The balance of the increase was due mainly to higher club operations revenue, particularly at Stratton and Copper and increased activities and events revenues across most of our resorts.

  Resort and Travel Operations Expenses and EBITDA

     Resort and travel operations expenses increased from $436.2 million in 2004 to $744.9 million in 2005. The mountain segment increased by $63.2 million to $445.8 million while the non-mountain segment increased by $245.5 million to $299.1 million.

     Our acquisition of the remaining 55% of Alpine Helicopters increased mountain resort and travel expenses by $19.7 million and the translation effect of the stronger Canadian dollar increased it by a further $13.8 million. Excluding these two factors, mountain resort and travel expenses increased by $29.7 million (8%) in 2005 due mainly to increased business volumes at our eastern resorts and our western U.S. resorts and higher insurance, marketing and administrative costs. In order to control our third-party costs of insurance, we have a program of self insurance for all our major lines of coverage. In 2005, we chose to adopt a more conservative position and increased our estimated reserves for unreported workers' compensation and general liability claims by $3.0 million. Following the formation of the Leisure and Travel Group in May 2004, we introduced several new cross-resort marketing programs that increased mountain segment expenses by $3.5 million in 2005. In addition, as described under Review of Corporate Operations below, we transferred personnel from corporate operations to the Leisure and Travel Group, which increased resort and travel expenses by approximately $5 million in 2005.

     The acquisition of A&K added $236.6 million of non-mountain resort and travel operations expenses in 2005. The balance of the increase of $8.9 million in the non-mountain segment was almost entirely due to Sandestin, as increased business volumes and the opening of new retail and food and beverage outlets resulted in higher labor costs and costs of goods sold. In addition, fixed costs at Sandestin rose by $2.1 million resulting mainly from increased resort association fees, workers' compensation insurance, utility costs and rent expense for the new outlets.

     EBITDA from resort and travel operations increased 12% from $105.1 million in 2004 to $117.6 million in 2005. The acquisitions of A&K and 55% of Alpine Helicopters increased EBITDA by $20.4 million and $6.9 million, respectively. In addition, the translation effect of the higher Canadian dollar increased EBITDA by a further $5.0 million. On a same-business, constant exchange rate basis, EBITDA from the mountain segment decreased from $105.6 million to $87.7 million while EBITDA from the non-mountain segment declined from a loss of $0.5 million to a loss of $2.4 million.

     The poor ski season in British Columbia reduced EBITDA in the mountain segment by $17.7 million. Given the fixed cost nature of many resort operating expenses, we had limited ability to reduce costs in response to the decline in revenue. Furthermore, we chose to spend more on grooming and snow management in order to maintain the quality of the limited terrain, and on guest services to compensate for the substandard conditions. The decline in EBITDA at our British Columbia resorts was partially offset by a 12% increase in EBITDA from our eastern and western U.S. resorts, as several resorts achieved record results.

     The decrease in EBITDA from the non-mountain segment was due mainly to the higher fixed costs at Sandestin, as described above.

     A&K's EBITDA in 2005 was augmented by $6.5 million of licensing fees from an operator of destination clubs, who was given the right to use A&K's brand name for marketing. The licensing agreement terminated in August 2005. While replacement licensing arrangements may be negotiated in the future, EBITDA of $13.9 million from A&K's tour business is a more indicative base for projecting EBITDA in the future.

     The margin on resort and travel operations decreased from 19.4% in 2004 to 13.6% in 2005 due to the inclusion of A&K and lower profitability from our British Columbia operations. Excluding A&K, the margin in 2005 was 16.1%.

FISCAL 2005 REVIEW OF MANAGEMENT SERVICES

     Management services revenue increased by 46% from $124.4 million in 2004 to $180.7 million in 2005. The breakdown of management services revenue and EBITDA was as follows:

                                                                    2005               2004
                                                              ----------------   ----------------
                                                              Revenue   EBITDA   Revenue   EBITDA
                                                              -------   ------   -------   ------
Lodging and property management.............................  $ 87.7    $16.4    $ 71.2    $11.2
Other resort and travel fees................................    18.8      0.2      18.7      0.9
Real estate development services fees.......................    24.3     13.2      12.5      5.4
Playground sales fees.......................................    49.9     13.2      22.0     10.0
                                                              ------    -----    ------    -----
                                                              $180.7    $43.0    $124.4    $27.5
                                                              ======    =====    ======    =====

     The $16.5 million increase in revenue from lodging and property management was due mainly to increases in the occupied room nights and average daily rates
(ADR). The growth in occupied room nights came both from increased supply of available room nights, as we continued to build out our resort villages, and higher average occupancy rates during the year. At our mountain resorts, occupied room nights increased 8% and ADR increased 4%, with particularly strong growth at Mammoth, Copper and Stratton. Since we do not have a portfolio of managed lodging units at Whistler Blackcomb, the decline in visitors to that resort did not have a significant impact on the management services segment. We also saw growth of 23% and 6%, respectively, in occupied room nights and ADR at our warm-weather locations (Sandestin and Lake Las Vegas). In addition to higher occupancy levels, revenue in 2005 was augmented by $1.4 million of reservation fees (these fees were not charged in 2004) and increased charges for housekeeping and miscellaneous lodging services. The translation effect of the stronger Canadian dollar also increased reported lodging and property management revenue by $1.6 million in 2005.

     Higher revenues increased EBITDA from lodging and property management services by $5.2 million. Our margin increased from 15.7% in 2004 to 18.7% in 2005, reflecting improved operating leverage from managing more units and spreading our costs over a higher number of occupied room nights.

     Other resort and travel fees comprise reservation fees earned by our central call center, RezRez, golf course management fees and club management fees earned by Intrawest Resort Club. An increase of $1.9 million in club management fees was offset by a decrease of the same amount in reservation fees. RezRez continues to expand its role as our internal call center and to move away from selling to third parties. Golf course management fees increased by $0.1 million to $2.1 million in 2005. At June 30, 2005, we managed 17 third-party golf courses, a decrease of one from the end of the previous year. The decrease of $0.7 million in EBITDA from other resort and travel fees was due to incurring a higher loss at RezRez, principally from its Fly4Less and Moguls business units, both of which have now been sold.

     Real estate development services fees increased by $11.8 million as we managed more projects for partnerships and the value of construction expenditures, on which the fees are based, was much higher in 2005. We also realized higher marketing fees from partnerships as projects completed construction in 2005 and units closed. We expect the rate of growth of real estate development fee revenue and EBITDA to level off somewhat now that we have completed the ramp-up stage of our partnering strategy.

     Approximately half of the increase of $27.9 million in Playground sales fees was due to executing additional sales contracts on behalf of Leisura. Leisura is categorized as a third-party developer and therefore the fees that Playground earns on sales for Leisura are included in the management services segment. Prior to implementing our partnering strategy for real estate, Playground would have sold more units for Intrawest and the sales fees that it charged to Intrawest would not have been recorded in the management services segment. Instead, they would have been eliminated on consolidation against the corresponding commission expenses included in real estate cost of sales. The other half of the increase in Playground sales fees was due to new business with third-party developers and strong resale markets, particularly at Sandestin and Stratton. Playground's profile as a leader in recreational property sales and marketing continues to grow, resulting in new opportunities across North America and abroad. The rate of growth in EBITDA of $3.2 million in 2005 was less than the rate of growth in revenue because of the lower commission structure on sales for Leisura and a greater allocation of Playground general and administrative costs to management services expenses from real estate development expenses.

FISCAL 2005 REVIEW OF REAL ESTATE DEVELOPMENT

     We have two real estate businesses -- Intrawest Placemaking and the Intrawest Resort Club. Intrawest Placemaking develops and sells three main products: condo-hotel units (typically, small village-based units that owners occupy sporadically and put into a rental pool at other times), townhome units (typically, larger units outside the main village core that owners primarily retain for their own use) and single-family lots (serviced land on which owners or other developers build homes). The condo-hotel units are built over ground-floor commercial space that we rent out to third-party tenants and partially occupy for our operations. This commercial space is also developed for the purpose of sale and in 2005 we sold the majority of the commercial space that we owned at seven resorts. In order to broaden market appeal, condo-hotel and townhome units are sold on the basis of both whole ownership and fractional ownership. Historically most of our fractional product has been quarter-share ownership interest. More recently we created a business unit called Storied Places to enter the fast-growing private residence club market. To date Storied Places has developed and marketed three, tenth-share projects at Whistler Blackcomb, Tremblant and Sandestin and one, eighth-share project at Snowmass. Intrawest Resort Club's business is a flexible form of timeshare where owners purchase points that entitle them to use accommodation at different resorts. Since Intrawest Resort Club currently generates less than 10% of our total real estate revenue it is not reported as a separate business segment in our financial statements.

     Our business strategy for real estate has two major elements: to maximize profits from the sale of real estate units and to create an earnings annuity for our resort and travel operations from third-party owners renting their units to destination visitors. We earn lodging and property management fees from visitors renting the accommodation ("warm beds"), as well as revenue from their purchases of lift tickets or golf fees, food and beverage, retail merchandise and spending on miscellaneous activities.

     We recognize real estate sales revenue at the time of closing, which is when title to a completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy. Since our standard practice is to pre-sell our real estate units, any proceeds received from purchasers prior to closing are recorded as deferred revenue on our balance sheet.

     The real estate development business is highly capital intensive. We characterize our spending into two broad segments -- "horizontal" development, which comprises expenditures on land acquisition, zoning and municipal approvals and community infrastructure (e.g., roads and utilities) and "vertical" development, which represents expenditures on the development and construction of real estate units for sale. In order to reduce our capital requirements for real estate development we have entered into various partnership and joint venture arrangements and we expect this to continue as we grow our real estate business. In 2004 we purchased our land holdings in Maui through a partnership and we sold our land holdings at Orlando to a partnership, thereby reducing our capital requirements for horizontal development. In the same year, we began to sell projects to the Leisura partnerships when the projects had been pre-sold and were ready for vertical development. The partnerships construct the projects, sell the remaining units and, on completion, transfer title to the end purchasers. In 2005 we continued to sell vertical-phase projects to partnerships and we also extended this strategy to the horizontal development phase at

Lake Las Vegas. Our equity interests in these partnerships range from 15% to 40%. We expect to continue to grow our real estate business, while limiting our capital requirements, by entering into more of these partnerships.

     The following table highlights the results of our real estate business in 2005 compared with 2004.

                                                               2005     2004    Change (%)
                                                              ------   ------   ----------
Units closed(1).............................................     557    1,334      (58)
Revenue (millions)..........................................  $628.8   $879.9      (29)
Operating profit (millions).................................  $ 67.7   $ 91.4      (26)
Margin (%)..................................................    10.8     10.4

---------------

(1) Units closed excludes units in projects sold to partnerships. In 2005 Leisura closed an additional 467 units.

     Revenue for 2005 includes $200.5 million for sales of 10 projects and one land parcel to partnerships compared with $193.0 million for sales of 14 projects and one land parcel to partnerships in 2004. These sales proceeds comprise the fair market value of the land for the projects as well as accumulated development costs. In addition, in 2005 we sold commercial properties at seven of our resort villages for a total of $109.5 million to a partnership in which CNL Income Properties, Inc., a real estate investment trust, is an 80% partner and we are a 20% partner. Excluding these sales to partnerships, revenue from real estate development decreased from $686.9 million in 2004 to $318.8 million in 2005. Revenue generated by Intrawest Placemaking decreased from $642.4 million to $274.1 million while revenue generated by Intrawest Resort Club increased from $44.5 million to $44.7 million.

  Intrawest Placemaking Revenue

     We closed a total of 557 units in 2005, down from 1,334 in 2004 due to the implementation of our partnering strategy. Closings of units in projects sold to partnerships are excluded from our reported closings. In 2005 Leisura closed 467 units. The number of closings in 2004 does not reflect our strategy of using partnerships for vertical development and therefore our closings in 2005 represent a more indicative base of closings for future years.

     The translation effect of the higher Canadian dollar increased reported real estate development revenue by $3.2 million in 2005. The average price per closed unit increased from $480,000 in 2004 to $483,000 (on a constant exchange rate basis) in 2005. In an effort to sell long-standing inventory at Solitude and Copper we discounted prices and closed 62 units at an average price of $286,000 per unit. Excluding these units, the average price per closed unit in 2005 was $507,000, 6% higher than in 2004. The average price per closed unit was also impacted by the mix of product types (i.e., condo-hotel, townhome and single-family lot). Closings were weighted more towards townhomes and lots and less towards condo-hotels in 2005, reflecting our strategy of selling the most capital-intensive projects (typically condo-hotels) to partnerships. In total, 46% of the closings in 2005 were condo-hotel units, 31% were townhomes and 23% were lots, compared with 78% condo-hotel units, 17% townhomes and 5% lots in 2004.

  Intrawest Resort Club Revenue

     The resort club group generated $44.7 million in sales revenue in 2005, up slightly from $44.5 million in 2004. The translation effect of the higher Canadian dollar increased reported resort club revenue by $2.6 million in 2005. The decline in visitors to Whistler Blackcomb reduced revenue at that club location by 20%, however, increases in sales at the Blue Mountain club and higher add-on points sales to existing resort club members offset the decline. We had expected stronger revenue growth from the resort club over the past few years, however, sales were impacted by the slow economy and the uncertainty created by recent world events. This product type appears to be more of a consumer purchase than our other real estate products and confidence is an important factor in the purchase consideration. Furthermore, resort club product does not have the same sense of scarcity as other types of real estate so purchasers are under less pressure to buy.

  Sales to Partnerships

     As mentioned above, revenue from sales of projects and land parcels to partnerships totaled $200.5 million in 2005, up from $193.0 million in 2004. The nature of our investment in these partnerships determines how we account for them. Profits on sales of projects and land parcels to partnerships that we account for using the equity method are initially deferred under Canadian GAAP and then recognized on the same basis as the partnership recognizes its real estate revenue. In 2005 revenue from sales to such partnerships totaled $170.7 million and we recorded real estate expenses of the same amount, comprising land and accumulated development costs of $97.7 million and deferred profits of $73.0 million. Subsequently, when the partnership recognizes its real estate revenue, we record a portion of the deferred land profit as a credit to real estate development expenses in our statement of operations. Any losses on properties sold to an equity accounted partnership are recognized at the closing date. Profits on sales to partnerships that we account for using the cost method are recognized in full on the closing date.

  Real Estate EBITDA

     Real estate EBITDA decreased, as expected, from $156.1 million to $103.1 million. Real estate EBITDA comprises operating profit from real estate plus interest included in real estate expenses. During the development process, interest is capitalized to properties and then the interest is expensed when the properties are closed. Operating profit from real estate, rather than real estate EBITDA, factors into the computation of net income.

     Operating profit from real estate development decreased from $91.4 million in 2004 to $67.7 million in 2005. The 58% decrease in unit closings reduced operating profit from Intrawest units from $82.2 million in 2004 to $38.0 million in 2005. The margin on these sales was 12.0% in both years. Operating profit from sales to partnerships (land profit and equity income) increased from $9.2 million in 2004 to $33.9 million in 2005. The 2005 amount includes a loss of $3.4 million on the sale of commercial properties to the CNL partnership. We have now sold the majority of our commercial properties at all resorts except for Lake Las Vegas and Squaw Valley. We wrote down the carrying value of our Lake Las Vegas commercial properties by $4.2 million in 2005 to maintain a more conservative book value as we prepare the properties for sale.

  Real Estate Pre-Sales

     At August 31, 2005, real estate pre-sales amounted to $218 million for delivery in fiscal 2006 and an additional $77 million for delivery in fiscal 2007. In addition, the real estate partnerships had pre-sales of $300 million and $196 million, respectively, to close in fiscal 2006 and fiscal 2007.

FISCAL 2005 REVIEW OF CORPORATE OPERATIONS

  Interest and Other Income

     Interest and other income was $5.2 million in 2005, down from $6.1 million in 2004 due mainly to the recovery in 2004 of $2.6 million of fuel spill remediation costs at Mammoth partially offset by higher interest income in 2005, including $1.1 million earned by A&K.

  Interest Costs

     Note 15 of our financial statements provides a reconciliation of total interest incurred to the amount of interest expense (including interest in real estate expenses) in the statement of operations.

     Interest incurred decreased from $94.6 million in 2004 to $80.9 million in 2005 due mainly to the refinancing of senior notes in both 2004 and 2005 and lower interest on construction debt as a result of our real estate partnering strategy, partially offset by $1.5 million of interest incurred at A&K. In the second quarter of 2004 we redeemed our $200 million, 9.75% senior notes by issuing $350 million, 7.5% senior notes and using the surplus proceeds to pay down our senior credit facility. Then in the second and third quarters of 2005 we redeemed our $394.4 million, 10.5% senior notes by issuing $329.9 million of 7.5% and 6.875% senior notes and drawing on our senior credit facility. These refinancings have helped to reduce the weighted average cost of our bank and other indebtedness from 8.2% at June 30, 2004 to 6.7% at June 30, 2005.

     In total, $62.2 million of the interest incurred in 2005 was expensed ($44.6 million as interest expense and $17.6 million of interest within real estate expenses), down from $71.3 million in 2004 ($45.8 million as interest expense and $25.5 million within real estate expenses).

     We expensed call premiums and unamortized deferred financing costs of $30.2 million in 2005 and $12.1 million in 2004 to redeem the senior notes.

  General and Administrative Costs

     All general and administrative ("G&A") costs incurred by our resorts and other Leisure and Travel Group businesses are included in resort and travel operations and management services expenses. Similarly, G&A costs incurred in the development of real estate are initially capitalized to properties, and then expensed as part of real estate costs in the period when the properties are closed. Corporate G&A expenses, which mainly comprise executive employee costs, public company costs, audit and legal fees, corporate information technology costs and head office occupancy costs are disclosed as a separate line in the statement of operations.

     Corporate G&A expenses increased from $20.4 million in 2004 to $20.6 million in 2005. This small change is the net result of a number of larger increases and decreases that offset each other. The unification of our resort and travel operations businesses into the Leisure and Travel Group in May 2004 and the transfer of personnel from corporate operations to the Leisure and Travel Group reduced corporate G&A (and increased resort and travel operations expenses) by approximately $5 million in 2005. This reduction in corporate G&A was offset by an increase of approximately $4 million primarily for higher internal and external audit costs, higher compensation costs (including the cost of expensing stock options and mark-to-market adjustments of long-term incentive plans) and increased corporate governance and privacy compliance expenses. In addition, the higher Canadian dollar increased reported corporate G&A by $1.3 million.

  Depreciation and Amortization

     Depreciation and amortization expense increased from $68.6 million in 2004 to $78.3 million in 2005. The acquisitions of A&K and the remaining 55% of Alpine Helicopters increased depreciation and amortization expense by $6.6 million and the translation effect of the higher Canadian dollar added a further $2.2 million. The balance of the increase was attributable to our increased fixed asset base due to normal capital expenditures.

  Write-down of Stand-alone Golf Course Assets

     We own five stand-alone golf courses -- Swaneset in British Columbia (two), Three Peaks in Colorado, South Mountain in Arizona and Big Island Country Club in Hawaii. We have decided that these courses no longer serve our financial or strategic objectives and we plan to sell them. In preparation for sale, we engaged independent appraisers to value the operations and as a result we have written down the golf assets by $17.6 million.

     We remain committed to the golf business at our resorts where golf adds to the diversity of activities we can offer our visitors, drives multiple sources of revenue (e.g., lodging, food and beverage, retail as well as golf) and enhances real estate values.

  Income Taxes

     Income tax expense was $0.1 million in 2005 compared with $10.4 million in 2004. We had expected that our effective income tax rate in 2005 would be in the range of 10% to 15%, however the decline in our pre-tax income, mainly from lower resort and travel operations EBITDA in British Columbia and the write-down of our stand-alone golf courses, reduced the amount of income taxed at higher marginal rates, lowering our overall tax rate. Our income tax provision was further reduced by the utilization of income tax losses that we had previously expected to expire unutilized. Note 12 of our consolidated financial statements provides a reconciliation between the income tax charge at the statutory rate (36.0%) and our actual income tax charge. We expect our effective tax rate to be approximately 15% in fiscal 2006.

  Non-controlling Interest

     We fully consolidate the results of Whistler Blackcomb and A&K and record the third-party owners' share of income in non-controlling interest. We also fully consolidate three variable interest entities, however they have not yet started to generate income and therefore do not impact non-controlling interest in the statement of operations. Non-controlling interest decreased from $12.9 million in 2004 to $9.4 million in 2005. Lower resort and travel operations EBITDA and significantly reduced real estate closings at Whistler Blackcomb reduced non-controlling interest by $8.3 million, while the acquisition of A&K increased it by $4.8 million.

2005 FOURTH QUARTER RESULTS

     Total Company EBITDA was $43.5 million in the fourth quarter of 2005 (the "2005 quarter"), down from $62.7 million in the fourth quarter of 2004 (the "2004 quarter") due mainly to lower profits from real estate development. As described above, we wrote down our stand-alone golf assets by $17.6 million and this contributed to a net loss of $21.5 million ($0.45 per diluted share) in the 2005 quarter compared with net income of $2.6 million

($0.05 per diluted share) in the 2004 quarter. Excluding this unusual item, the loss in the 2005 quarter was $4.0 million ($0.08 loss per diluted share).

     Resort and travel operations revenue increased from $76.2 million in the 2004 quarter to $146.5 million in the 2005 quarter. The acquisitions of A&K in the first quarter and the remaining 55% of Alpine Helicopters in the second quarter increased resort and travel operations revenue by $50.9 million and $11.5 million, respectively, and the impact of the higher Canadian dollar increased reported revenue by a further $7.9 million. Declines in revenue at our British Columbia resorts due to the continuation of trends from the third quarter were offset by increases at our other resorts. Resort and travel operations incurred an EBITDA loss of $17.0 million in the 2005 quarter compared with a $20.7 million loss in the 2004 quarter. Increases in EBITDA of $4.2 million for A&K and $3.4 million for our additional interest in Alpine Helicopters were partially offset by a $2.8 million decline in EBITDA at our British Columbia resorts. In addition, higher insurance, marketing and G&A expenses in the 2005 quarter reduced EBITDA by $1.1 million.

     Management services revenue increased from $29.2 million in the 2004 quarter to $49.8 million in the 2005 quarter due mainly to increases of $11.9 million in fees charged by Playground and $6.5 million in development and sales service fees charged to partnerships. In the 2005 quarter, we allocated $7.5 million of Playground G&A costs, which included a catch-up for the first three quarters, to management services expenses. The reallocation of these G&A costs from real estate expenses reflects the categorization of Playground revenue and expenses related to Leisura projects as third-party business. This limited the growth in management services EBITDA to $6.5 million in the 2005 quarter from $5.7 million in the 2004 quarter.

     Revenue from real estate development decreased from $379.7 million in the 2004 quarter to $334.0 million in the 2005 quarter. We sold nine properties to partnerships for $180.7 million in the 2005 quarter compared with five properties for $84.2 million in the 2004 quarter. We closed 243 units in the 2005 quarter at an average price per unit of $592,000 compared with 540 units in the 2004 quarter at an average price per unit of $531,000. The higher average price per unit reflects a much greater weighting of closings at Canadian resorts in 2004. The reduced closings lowered operating profit from real estate development from $49.0 million in the 2004 quarter to $40.8 million in the 2005 quarter.

     Interest and other income was a loss of $0.4 million in the 2005 quarter compared with income of $1.3 million in the 2004 quarter. The amount in the 2005 quarter was reduced by foreign exchange losses recorded by A&K and a provision against a loss on sale after the quarter of Moguls, our Colorado-based reservations company. Interest expense increased from $11.1 million to $12.3 million as reduced interest due to the refinancing of senior notes in the second quarter was offset by capitalizing less interest to real estate properties. Corporate G&A expenses decreased from $6.7 million to $5.2 million due mainly to the transfer of personnel to the Leisure and Travel Group and the inclusion of their costs in resort and travel operations expenses. Depreciation and amortization expense increased from $13.9 million to $17.1 million due to the acquisitions of A&K and Alpine, adjustments to accelerate depreciation of certain technology systems and depreciation related to capital expenditures during the year.

LIQUIDITY AND CAPITAL RESOURCES

     We achieved a number of important objectives in 2005 that improved our liquidity and capital structure:

     -  We generated $62.1 million of free cash flow.

     - We sold more projects to real estate partners and extended our partnering strategy to include the horizontal development phase at Lake Las Vegas.

     - We sold our commercial properties at seven of our resorts for $109.5 million and used the majority of the proceeds to repay debt.

     - We renewed our senior credit facility for a three-year term, increasing its credit availability by $75 million to $425 million and improving its covenant patterns and definitions to give us greater flexibility.

     - We redeemed our $394.4 million, 10.5% senior notes due 2010 by issuing Cdn.$125 million, 6.875% senior notes due 2009 and $230.3 million, 7.5% senior notes due 2013 and drawing on our senior credit facility. This reduced our weighted average cost of debt to 6.7% at June 30, 2005.

     - We finished the fiscal year with our net debt to EBITDA ratio at 3.6 times, comfortably within our leverage target range of below 4.0 times.

  Cash Flows in 2005 Compared with 2004

     The major sources and uses of cash in 2005 and 2004 are summarized in the table below. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

                                                               2005      2004     Change
                                                              -------   -------   -------
                                                                      (millions)
Funds from operations.......................................  $ 116.2   $ 148.7   $ (32.5)
Cash flow from real estate development, including
  investments in partnerships...............................    (13.0)    218.3    (231.3)
Cash for resort and travel operations capex and other
  assets....................................................   (101.6)    (92.6)     (9.0)
Net cash flow from long-term receivables and working
  capital...................................................     60.5      18.5      42.0
                                                              -------   -------   -------
Free cash flow..............................................     62.1     292.9    (230.8)
Cash for business acquisitions, net of asset disposals......    (20.3)     15.9     (36.2)
                                                              -------   -------   -------
Net cash flow from operating and investing activities.......     41.8     308.8    (267.0)
Net financing outflows......................................    (10.7)   (325.8)    315.1
                                                              -------   -------   -------
Increase (decrease) in cash.................................  $  31.1   $ (17.0)  $  48.1
                                                              =======   =======   =======

     We generated $116.2 million of funds from operations in 2005, down from $148.7 million in 2004 due mainly to lower real estate profits partially offset by increased resort and travel operations and management services EBITDA. In addition, we spent $15.6 million more in 2005 to redeem senior notes. For more details see the Review of Operations sections above.

     The most significant year-over-year change in our cash flows was in real estate, where we invested $13.0 million in 2005 versus a recovery of $218.3 million in 2004. These amounts include cash requirements for real estate that we develop on our own as well as our net investment in real estate partnerships. The significant shift was due mainly to the first year impact of selling projects to partnerships in 2004. Since 2004 was the first year that we implemented our strategy of selling our most capital-intensive projects to partnerships, we benefited from recovering the book value of several major condo-hotel projects that pre-date this strategy, while restricting our capital requirements for new projects to our investment in the partnerships. Real estate cash flow in 2005 was improved by $100.4 million as a result of selling our commercial properties.

     Resort and travel operations capital expenditures ("capex") and other assets used $101.6 million of cash in 2005, up from $92.6 million in 2004. Capex constituted $79.4 million and $69.3 million, respectively, in 2005 and 2004 of these amounts. Each year we spend approximately $40 million on maintenance capex at our resorts and in our other businesses. Maintenance capex is considered non-discretionary (since it is required to maintain the existing level of service) and comprises such things as snow grooming machine or golf cart replacement, snowmaking equipment upgrades and building refurbishments. Expansion capex (e.g., new lifts or new restaurants) is considered discretionary and the annual amount varies year by year. In 2005 our major expansion capex items included a conference center and second golf course at Blue Mountain, employee housing and a new lift at Mammoth and an administration building at Tremblant. We expect maintenance and expansion capex to be about the same in 2006 as 2005. Our planned expansion capex for 2006 includes approximately $20 million for new lifts, buildings and equipment at our mountain resorts and $13 million for resort operations IT infrastructure.

     We spent $22.2 million on other assets in 2005, slightly below the $23.3 million that we spent in 2004. These expenditures mainly comprise furniture, fixtures and equipment outside of our resorts, information technology systems, long-term financing costs and miscellaneous investments.

     Long-term receivables and working capital generated $60.5 million of cash in 2005, up from $18.5 million in 2004. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. Cash from pre-booked revenue for next fiscal year (mainly season passes and lodging deposits) was $15.9 million higher at June 30, 2005 than the end of last year. The balance of the change was due mainly to increasing payables and deferred revenue.

     We generated $62.1 million of free cash flow in 2005, down from $292.9 million in 2004. Our free cash flow in 2004 was unusually high because of the large volume of real estate closings and the first-year impact of our strategy of developing real estate with partners. On an ongoing basis, we manage both of our divisions (Leisure and Travel Group and Intrawest Placemaking) to generate positive annual free cash flow.

     We used $21.8 million of our free cash flow in 2005 for acquisitions. We spent $36.9 million (net) to acquire 55% of Alpine Helicopters but we gained $15.1 million (net) on the acquisition of 67% of A&K. Proceeds from asset sales generated $1.5 million of cash in 2005, down from $15.9 million in 2004 when we sold our investment in Compagnie des Alpes. We plan to sell our stand-alone golf courses in fiscal 2006 and we have identified other non-core assets for disposal.

     In total, our operating and investing activities generated $41.8 million of cash in 2005, which we mainly used to pay dividends and distributions to non-controlling interests. By comparison, in 2004 we generated $308.8 million from operating and investing activities that we mainly used to repay debt.

  Contractual Obligations

     In our normal operations we enter into arrangements that obligate us to make future payments under contracts such as debt and lease agreements. The following table summarizes our contractual obligations as at June 30, 2005:

                                                                 Payments Due By Period
                                                   --------------------------------------------------
                                                              Less Than    1-3      4-5     More Than
                                                    Total      1 Year     Years    Years     5 years
                                                   --------   ---------   ------   ------   ---------
                                                                       (millions)
Long-term debt...................................  $  998.9    $ 67.7     $224.7   $109.8    $596.7
Capital leases...................................      24.5      14.4        2.8      3.0       4.3
Interest payments on debt........................     523.7      68.4      120.6    101.6     233.1
Operating leases.................................     182.7      19.8       39.2     25.0      98.7
Purchase obligations(1)..........................     138.2     102.9       35.3       --        --
                                                   --------    ------     ------   ------    ------
Total contractual obligations....................  $1,868.0    $273.2     $422.6   $239.4    $932.8
                                                   ========    ======     ======   ======    ======

---------------

(1) Purchase obligations comprise construction and other contracts related primarily to our real estate business.

     Our primary contractual obligations are payments under long-term debt agreements. The amount due in less than one year includes $24.9 million of construction financing that we expect to repay from the proceeds of real estate closings. We expect to fund the remainder of the debt as well as the other contractual obligations in the ordinary course of business through our operating cash flows and our credit facilities.

     We have a number of revolving credit facilities to meet our contractual obligations and other capital requirements. Our main source of liquidity, our senior credit facility, was renewed during 2005 for a term of three years and its capacity was increased to $425 million. At June 30, 2005, we had drawn $191.0 million under this facility and we had also issued letters of credit for $53.1 million, leaving $180.9 million available to cover our future liquidity requirements. Several of our resorts and businesses also have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Financing for real estate construction is generally provided through one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all of our normal operating needs.

  Off-balance Sheet Arrangements

     We have no commitments that are not reflected in our balance sheets except for operating leases, which are included in the table of contractual obligations above, and commitments primarily under various servicing agreements that are secured by letters of credit. As disclosed in Note 14 of our consolidated financial statements, we have issued letters of credit for these purposes amounting to $59.4 million at June 30, 2005.

  Transactions with Related Parties

     In order to reduce our capital requirements for real estate development and to limit our exposure to the risks of the real estate business, we sell real estate properties to partnerships in which we hold an investment. Generally, at the time of sale, the properties have been designed into an individual project that has been largely pre-sold and is ready to commence construction. The partnerships construct the project, sell the remaining units and, on completion, transfer title to the end purchasers. In certain cases, we sell the properties to the partnership at the land acquisition phase and the partnership undertakes the land servicing and infrastructure work, project design, marketing and sales, construction and unit closings. Our equity interests in these partnerships range from 15% to 40%.

     In 2005 we also sold commercial properties at seven of our resorts to a partnership in which we hold a 20% investment. We lease approximately 30% of the space in these commercial properties for our resort and travel operations business and we head-lease certain vacant premises.

     Periodically we make advances to the partnerships, on which we earn interest, and we also earn fees from management services to the partnerships. Our exposure to losses is limited to our investment in and advances to the partnerships. Details of transactions with these partnerships are contained in
Note 19 of our consolidated financial statements.

BUSINESS RISKS

     We are exposed to various risks and uncertainties in the normal course of our business that can cause variation in our results of operations and affect our financial condition. Some of these risks and uncertainties, as well as the factors or strategies that we employ to mitigate them, are discussed below. Additional risks and uncertainties not described below or not presently known to us could affect our businesses. It is impossible to predict whether any risk will occur, or if it does, what its ultimate consequences might be, hence the impact on our business could be materially different than we currently expect.

  Economic Downturn

     Skiing, golf and touring are discretionary recreational activities with relatively high participation costs. A severe economic downturn could reduce spending on recreational activities and result in declines in visits and revenue. In addition, a deterioration of economic conditions could weaken sales of resort real estate and reduce the value of our real estate assets.

     Mitigating factors and strategies:

     - The profile of our customers, with incomes well above the national average, makes them less likely to have their leisure plans impacted by a recession.

     - The geographic diversity of our resort and travel operations reduces the impact of an economic downturn in any particular region.

     - Our practice of securing land through options or joint ventures and pre-selling real estate before the start of construction reduces the cost of land holdings and unsold real estate units in the event of a market downturn.

  Competition

     The industries in which we operate are highly competitive. There can be no assurance that our principal competitors will not be successful in capturing a share of our present or potential customer base.

     Mitigating factors and strategies:

     - The mountain resort industry has significant barriers to entry (e.g., very high start-up costs, significant environmental hurdles) so very few new resorts are being created.

     - Our resorts have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and we have enhanced those advantages by upgrading the facilities on the mountain and building resort villages at the base.

     - We have a loyal customer base that is strongly committed to our resorts, products and services.

     - We control substantially all of the supply of developable land at our resorts.

     - We have expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management.

  Growth Initiatives

     We intend to increase revenue and EBITDA by acquiring new businesses, establishing strategic partnerships and securing management contracts. New acquisition opportunities may not exist on favorable terms and newly managed or acquired businesses may not be successfully integrated into our existing operations.

     Mitigating factors and strategies:

     - We operate exclusively in the leisure and travel, and resort real estate industries and we will not make any investments in businesses outside these industries.

     - We have scalable organizational structures for both the Leisure and Travel Group and Placemaking that allow us to add new businesses without significantly impacting our systems and human resources.

  Capital Expenditures

     Our competitive position depends, in part, on our ability to maintain and improve the quality of our resort and travel operations facilities, which require significant capital expenditures. In addition, we require significant capital expenditures to expand our real estate holdings and carry out our development activities. Adequate funds may not be available to make all planned or required capital expenditures and, if they are available, there is no assurance that they will lead to improved results.

     Mitigating factors and strategies:

     - Our strategy of teaming with financial partners reduces the amount that we have to fund for capital expenditures.

     - Our senior managers are focused on return on capital measures and their bonus entitlements are tied in part to achieving return on capital targets.

  Currency Fluctuations

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, since we report earnings in U.S. dollars but our income is derived from Canadian, U.S. and international sources, we are exposed to foreign currency exchange risk in our reported earnings. Revenues and expenses of our Canadian or international operations will be impacted by changes in exchange rates when they are reported in U.S. dollars.

     Mitigating factors and strategies:

     - The Canadian dollar is at a discount to the U.S. dollar and it is unlikely in the foreseeable future that its value would increase enough to materially impact our business volumes.

     - We have a natural hedge since, to the extent increases in the value of the Canadian dollar reduce visits, they also increase our reported earnings.

  World Events

     World events such as the terrorist attacks in 2001, the war in Iraq and the SARS outbreak in 2003 disrupt domestic and international travel and reduce revenue in our resort operations and luxury-travel businesses. In addition, many of A&K's operations are located in countries that are more susceptible to political or social incidents which could impact demand for tours.

     Mitigating factors and strategies:

     - Our customers have a high degree of commitment (e.g., as season pass holders or property owners).

     - A significant proportion of our visitors drive to our resorts (approximately 85% of all resort visits) and are not reliant on air travel.

     - Our investment in customer relationship management tools and personnel allows us to readily communicate with our database of customers and market products to them.

  Unfavorable Weather Conditions

     Our ability to attract visitors to our mountain resorts is influenced by weather conditions and the amount of snowfall during the ski season. In addition, Sandestin is located in an area of Florida that frequently suffers adverse weather caused by hurricanes. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on our operating results.

     Mitigating factors and strategies:

     - The geographic diversity of our resort and travel operations reduces the risk associated with a particular region's weather patterns.

     - Our investment in snowmaking compensates for poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall. We have an average of more than 90% snowmaking coverage across our five eastern resorts.

     - Our villages attract destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans.

  Seasonality of Operations

     Resort and travel operations are highly seasonal. In fiscal 2005 approximately 55% of our resort and travel operations revenue was generated during the period from December to March, the prime ski season. Furthermore, during this period a significant portion of revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Our real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

     Mitigating factors and strategies:

     - We have taken steps at our mountain resorts to balance our revenue and earnings throughout the year by investing in four-season amenities and growing summer and shoulder-season businesses.

     - Sandestin and A&K counterbalance the seasonality of our mountain resort operations since the non-winter months are their prime season.

  Risks Specific to Real Estate Development

     As a real estate developer we are exposed to several industry-specific risks, including: an inability to obtain zoning approvals or building permits; construction and other development costs could exceed budget; project completion could be delayed; and purchasers could rescind their purchase contracts. In addition there is no assurance that market conditions will support our planned real estate development activities.

     Mitigating factors and strategies:

     - Our experience in resort master planning equips us to deal with municipal approval agencies and our approach of consulting with all community stakeholders during the planning process helps to ensure that we face less resistance at public hearings.

     - We are not in the construction business -- we engage general contractors under fixed-price contracts, with penalties for delayed completion.

     - Our pre-sale contracts require purchasers to put down 20% deposits, i.e., generally in the range of $50,000 to $150,000, which they forfeit if they do not close.

     - For the projects that are sold to partnerships the risks of cost overruns, construction completion and purchaser contract rescissions are borne by the partnership rather than Intrawest.

CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are described in Note 2 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. These estimates and judgments are based on factors that are inherently uncertain. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ from those based on such estimates and assumptions.

     We believe the following critical accounting policies call for management to make significant judgments and estimates.

     FUTURE NET CASH FLOWS FROM PROPERTIES. Resort properties, which totaled $791.8 million at June 30, 2005, are recorded at the lower of cost and net realizable value. In determining net realizable value it is necessary, on a non-discounted basis, to estimate the future cash flows from each individual project for the period from the start of land servicing to the sell-out of the last unit. This involves making assumptions about project demand and sales prices, construction and other development costs, and project financing. Changes in our assumptions could affect future cash flows from properties, leading to reduced real estate profits or potentially, property write-downs.

     REVENUE RECOGNITION. Resort and travel operations and management services revenue is recognized as products are delivered and services are performed. Some of this revenue is deferred (e.g., sales of season ski passes and club memberships) and recognized later based on our estimate of usage. Real estate revenue is generally recognized when we have fulfilled all major conditions, title has been conveyed to the purchaser and we have received a payment that is appropriate in the circumstances. Judgment is required in the determination of which major conditions may be important and also the timing of when they have been satisfied. We must also make assumptions that affect real estate expenses, including the remaining costs to be incurred on units sold and, since costs are allocated to units sold using the relative sales value method, future revenue from unsold units.

     USEFUL LIVES FOR DEPRECIABLE ASSETS. Resort and travel operations assets and administrative furniture, computer equipment, software and leasehold improvements are depreciated using both the declining balance and straight-line basis (depending on the asset category) over the estimated useful life of the asset. Due to the relatively large proportion of these assets relative to total assets (41% at June 30, 2005), the selections of the method of depreciation and length of depreciation period could have a material impact on depreciation expense and net book value of assets. Assets may become obsolete or require replacement before the end of their estimated useful life in which case any remaining undepreciated costs would be written off.

     VALUE OF FUTURE INCOME TAX ASSETS AND LIABILITIES. In determining our income tax provision, we are required to interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. In the event that our interpretations differed from those of the taxing authorities or that the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     At June 30, 2005, we had accumulated $35.5 million of non-capital loss carryforwards, which expire at various times through 2025. We have determined that it is more likely than not that the benefit of these losses will be realized in the future and we have recorded future tax assets of $16.6 million related to them. If it is determined in the future that it is more likely than not that all or a part of these future tax assets will not be realized, we will make a charge to earnings at that time.

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES ("VIES"). We are required to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of the VIE (the party that will absorb the majority of the VIE's expected losses, or receive a majority of its expected returns) and, if so, consolidate the VIE. The accounting rules are complex and judgment is required to interpret them. We must make estimates about future cash flows, asset hold periods and probabilities of various scenarios occurring. If we made different estimates, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not the entity would need to be consolidated.

CHANGES IN ACCOUNTING POLICIES

     Effective January 1, 2005, we adopted CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" on a prospective basis. As described in Note 2 (w) of our consolidated financial statements, we have consolidated three VIEs that previously were accounted for using the proportionate consolidation method. The impact of this change in accounting policy was to increase assets (primarily resort properties) and liabilities (primarily non-controlling interest and bank and other indebtedness) by $63.5 million. Net income was not affected by the consolidation of these VIEs.

ADDITIONAL INFORMATION

  Total Company EBITDA

                                                               2005      2004
                                                              -------   -------
                                                                 (millions)
Cash flow provided by operating activities..................  $ 223.6   $ 422.9
Add (deduct):
Changes in non-cash operating assets and liabilities........   (107.4)   (274.2)
Current income tax expense..................................     29.5      11.6
Interest expense............................................     44.6      45.8
Interest in real estate costs...............................     35.4      64.7
Call premium and unamortized costs on senior notes
  redeemed..................................................     30.2      12.1
                                                              -------   -------
                                                                255.9     282.9
Interest and other income net of non-cash items.............    (12.8)    (14.6)
                                                              -------   -------
TOTAL COMPANY EBITDA........................................  $ 243.1   $ 268.3
                                                              =======   =======

  Resort and Travel Operations EBITDA

                                                               2005     2004
                                                              ------   ------
                                                                (millions)
Resort operations revenue...................................  $862.5   $541.3
Resort operations expenses..................................   744.9    436.2
                                                              ------   ------
RESORT OPERATIONS EBITDA....................................  $117.6   $105.1
                                                              ======   ======

  Management Services EBITDA

                                                               2005     2004
                                                              ------   ------
                                                                (millions)
Management services revenue.................................  $180.7   $124.4
Management services expenses................................   137.7     96.9
                                                              ------   ------
MANAGEMENT SERVICES EBITDA..................................  $ 43.0   $ 27.5
                                                              ======   ======

  Selected Annual Information

                                                                2005       2004       2003
                                                              --------   --------   --------
                                                                      (in millions,
                                                                except per share amounts)
Total revenue...............................................  $1,677.2   $1,551.7   $1,103.2
Income from continuing operations...........................      32.6       59.9       34.8
Results of discontinued operations..........................        --         --       (0.6)
Net income..................................................      32.6       59.9       34.2
Total assets................................................   2,644.3    2,255.8    2,515.7
Total long-term liabilities.................................   1,794.2    1,468.4    1,804.6
Per Common Share
Income from continuing operations
  Basic.....................................................      0.68       1.26       0.73
  Diluted...................................................      0.68       1.25       0.73
Net income
  Basic.....................................................      0.68       1.26       0.73
  Diluted...................................................      0.68       1.25       0.73
Cash dividends declared (Canadian dollars)..................      0.16       0.16       0.16

QUARTERLY FINANCIAL SUMMARY

                                         2005 QUARTERS                       2004 Quarters
                               ---------------------------------   ---------------------------------
                                1st      2nd      3rd      4th      1st      2nd      3rd      4th
                               ------   ------   ------   ------   ------   ------   ------   ------
                                              (in millions, except per share amounts)
Total revenue................  $206.5   $436.2   $504.8   $529.6   $227.8   $398.8   $437.9   $487.2
Net income (loss)............    (6.7)    (8.0)    68.8    (21.5)     0.9      0.2     56.2      2.6
Per Common Share:
Net income (loss)
  Basic......................   (0.14)   (0.17)    1.44    (0.45)    0.02     0.01     1.18     0.05
  Diluted....................   (0.14)   (0.17)    1.44    (0.45)    0.02     0.01     1.17     0.05

     Several factors impact comparability between quarters:

     - The timing of acquisitions. In the first quarter of 2005 we acquired 67% of A&K and in the second quarter of 2005 we acquired the 55% of Alpine Helicopters that we did not already own.

     - The seasonality of our resort and travel operations. Revenue and EBITDA from this business are weighted disproportionately to our third quarter.

     - The timing of project completions and real estate closings. Generally we close more units in the fourth quarter.

     - The timing of refinancings. In the second quarter of both 2004 and 2005 we redeemed senior notes and expensed call premium and unamortized financing costs.

     - The timing of recording reserves and valuation adjustments. In the fourth quarter of 2005 we wrote down the value of our stand-alone golf courses.

OUTSTANDING SHARE DATA

     As at September 2, 2005, we have issued and there are outstanding 48,298,026 common shares and stock options exercisable for 3,826,100 common shares.

                       CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States dollars)
                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2005 AND 2004

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2005 and 2004 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
September 2, 2005

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2005 AND 2004

                                                                 2005          2004
                                                              ----------    ----------
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  140,878    $  109,816
  Amounts receivable (note 4)...............................     162,102       142,427
  Other assets (note 5(a))..................................     184,860        94,105
  Resort properties (note 6)................................     388,510       412,343
  Future income taxes (note 12).............................      29,927        18,638
                                                              ----------    ----------
                                                                 906,277       777,329
Amounts receivable (note 4).................................      78,877        52,958
Resort and travel operations (note 7).......................   1,034,187       940,949
Resort properties (note 6)..................................     403,252       368,309
Other assets (note 5(b))....................................      85,181        65,306
Investment in and advances to partnerships (note 19)........     109,037        50,899
Goodwill (note 3(a))........................................      27,483            --
                                                              ----------    ----------
                                                              $2,644,294    $2,255,750
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  275,176    $  209,037
  Deferred revenue and deposits (note 8)....................     194,367        87,649
  Bank and other indebtedness (note 9)......................      82,144       109,685
                                                              ----------    ----------
                                                                 551,687       406,371
Deferred revenue and deposits (note 8)......................     132,866        82,211
Bank and other indebtedness (note 9)........................     941,279       849,132
Future income taxes (note 12)...............................      92,010        87,461
Non-controlling interest....................................      76,339        43,266
                                                              ----------    ----------
                                                               1,794,181     1,468,441
Shareholders' equity:
  Capital stock (note 11)...................................     469,162       463,485
  Retained earnings.........................................     345,348       318,883
  Foreign currency translation adjustment...................      35,603         4,941
                                                              ----------    ----------
                                                                 850,113       787,309
                                                              ----------    ----------
                                                              $2,644,294    $2,255,750
                                                              ==========    ==========

Contingencies and commitments (note 14)

Approved on behalf of the Board:

            (signed) JOE S. HOUSSIAN                         (signed) PAUL M. MANHEIM
                    Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

                                                                 2005           2004
                                                              -----------    -----------
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
Resort and travel operations:
  Revenue...................................................    $862,537       $541,315
  Expenses..................................................     744,946        436,184
                                                                --------       --------
  Resort and travel operations contribution.................     117,591        105,131
                                                                --------       --------
Management services:
  Revenue...................................................     180,659        124,394
  Expenses..................................................     137,703         96,909
                                                                --------       --------
  Management services contribution..........................      42,956         27,485
                                                                --------       --------
Real estate development:
  Revenue...................................................     626,728        878,195
  Expenses..................................................     561,098        788,504
                                                                --------       --------
                                                                  65,630         89,691
  Income from equity accounted investments..................       2,039          1,683
                                                                --------       --------
  Real estate development contribution......................      67,669         91,374
                                                                --------       --------
Income before undernoted items..............................     228,216        223,990
Interest and other income...................................       5,192          6,117
Interest expense (note 15)..................................     (44,605)       (45,766)
Corporate general and administrative expenses...............     (20,571)       (20,369)
Depreciation and amortization...............................     (78,323)       (68,626)
Call premium and unamortized costs of senior notes
  redeemed..................................................     (30,173)       (12,074)
Write-down of stand-alone golf course assets (note 7).......     (17,568)            --
                                                                --------       --------
Income before income taxes and non-controlling interest.....      42,168         83,272
Provision for income taxes (note 12)........................        (106)       (10,434)
Non-controlling interest....................................      (9,448)       (12,889)
                                                                --------       --------
Net income..................................................    $ 32,614       $ 59,949
                                                                ========       ========
Net income per common share (note 11(h)):
  Basic.....................................................    $   0.68       $   1.26
  Diluted...................................................        0.68           1.25
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

                                                                 2005         2004
                                                              ----------   ----------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Retained earnings, beginning of year........................   $318,883     $264,640
Net income..................................................     32,614       59,949
Dividends...................................................     (6,149)      (5,706)
                                                               --------     --------
Retained earnings, end of year..............................   $345,348     $318,883
                                                               ========     ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

                                                                2005         2004
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Cash Provided By (Used In):
Operations:
  Net income................................................  $  32,614    $  59,949
  Items not affecting cash:
     Depreciation and amortization..........................     78,323       68,626
     Non-cash costs of senior notes redeemed................      4,842        2,324
     Future income taxes....................................    (29,447)      (1,240)
     Income from equity accounted investments...............     (2,039)      (1,683)
     Amortization of deferred financing costs...............      2,484        4,117
     Loss on asset disposals................................        372        1,388
     Stock-based compensation...............................        883          290
     Amortization of benefit plan...........................      1,159        1,992
     Write-down of stand-alone golf course assets...........     17,568           --
     Non-controlling interest...............................      9,448       12,889
                                                              ---------    ---------
  Funds from continuing operations..........................    116,207      148,652
  Recovery of costs through real estate sales...............    533,498      743,405
  Acquisition and development of properties held for sale...   (486,629)    (487,659)
  Changes in long-term amounts receivable, net..............      2,703       42,396
  Changes in non-cash operating working capital (note 20)...     57,842      (23,929)
                                                              ---------    ---------
                                                                223,621      422,865
Financing:
  Proceeds from bank and other borrowings...................    486,175      537,286
  Repayments of bank and other borrowings...................   (476,646)    (841,332)
  Issue of common shares for cash...........................      3,635          461
  Dividends paid............................................     (6,149)      (5,706)
  Distributions to non-controlling interest.................    (17,734)     (16,543)
                                                              ---------    ---------
                                                                (10,719)    (325,834)
Investments:
  Proceeds from (expenditures on):
     Resort and travel operations assets....................    (79,375)     (69,342)
     Other assets...........................................    (22,227)     (23,321)
     Investment in partnerships.............................    (59,912)     (37,260)
     Business acquisitions, net of cash acquired (note 3)...    (21,788)          --
     Asset disposals........................................      1,462       15,876
                                                              ---------    ---------
                                                               (181,840)    (114,047)
                                                              ---------    ---------
Increase (decrease) in cash and cash equivalents............     31,062      (17,016)
Cash and cash equivalents, beginning of year................    109,816      126,832
                                                              ---------    ---------
Cash and cash equivalents, end of year......................  $ 140,878    $ 109,816
                                                              =========    =========

Cash flow information (note 20)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

    Intrawest Corporation was formed under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act. Through its subsidiaries, the Company is engaged in the development and operation of mountain and golf resorts principally throughout North America and the provision of tour and travel services to destinations around the world.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  Basis of presentation:

       The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada as prescribed by The Canadian Institute of Chartered Accountants. Information regarding United States GAAP as it affects the Company's consolidated financial statements is presented in note 21.

    (b) Principles of consolidation:

       The consolidated financial statements include:

       (i)  the accounts of the Company and its subsidiaries;

       (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses; and (iii) the accounts of all variable interest entities ("VIE") (note 2(w)) in which the Company is determined to be the primary beneficiary.

       The Company's principal subsidiaries and joint ventures are as follows:

                                                                       Percentage interest
                                                                             held by
         Subsidiaries                                                    the Company (%)
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77
         Whistler Mountain Resort Limited Partnership................           77
         IW Resorts Limited Partnership..............................          100
         Mont Tremblant Resorts and Company, Limited Partnership.....          100
         Abercrombie & Kent Group of Companies, S.A. ................           67
         Alpine Helicopters Ltd. ....................................          100
         Copper Mountain, Inc. ......................................          100
         Intrawest California Holdings, Inc. ........................          100
         Intrawest Golf Holdings, Inc. ..............................          100
         Intrawest Retail Group, Inc. ...............................          100
         Intrawest Sandestin Company, L.L.C. ........................          100
         Intrawest/Winter Park Holdings Corporation..................          100
         Mountain Creek Resort, Inc. ................................          100
         Snowshoe Mountain, Inc. ....................................          100
         The Stratton Corporation....................................          100

                                                                                       Percentage interest
                                                                                             held by
         Joint ventures, non-controlled partnerships (note 13) and consolidated VIEs     the Company (%)
         ---------------------------------------------------------------------------   -------------------
         Blue Mountain Resorts Limited.........                                                 50
         Blue River Land Company, LLC..........                                                 50
         Chateau M.T. Inc. ....................                                                 50
         Intrawest/Brush Creek Development Company LLC...                                       50
         Intrawest/Lodestar Golf Limited Partnership...                                       73.7
         Keystone/Intrawest, L.L.C. ...........                                                 50
         Mammoth Mountain Ski Area.............                                               59.5
         Maui Beach Resort Limited Partnership (note 2(w))...                                   40
         Orlando Village Development Limited Partnership (note 2(w))...                         40

       All significant intercompany balances and transactions have been eliminated.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c)  Accounting for investments:

       The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

       Investments in which the Company does not have significant influence are accounted for by the cost method. Under the cost method, investments are carried at cost and income is reflected only to the extent of dividends received or receivable.

    (d) Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The significant areas requiring management estimates include the estimates of future net cash flows from properties, useful lives for depreciation, the timing of revenue recognition, the determination of the primary beneficiary of a VIE and the value of future income tax assets and liabilities.

    (e)  Cash equivalents:

       The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (f)  Resort properties:

       (i)  Properties under development and held for sale:

          Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and an allocation of indirect overhead. Net results of operations prior to the earlier of a) attaining break-even cash flow after debt servicing, or b) the expiration of a reasonable period of time following substantial completion, or incidental operations related specifically to properties under development and held for sale, are treated as an increase in or a reduction of costs.

          Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. The results of incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

          The Company defers costs directly relating to the acquisition of new properties and resort businesses that, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately.

          The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

       (ii) Classification:

          Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (g)  Resort and travel operations:

       Resort and travel operations assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method at annual rates as follows:

                                                                           (%)
                                                                       ------------
         Buildings...................................................    3.3 to 5.0
         Ski lifts...................................................    5.0 to 8.0
         Golf courses................................................    2.0 to 3.3
         Area improvements...........................................    2.0 to 3.3
         Automotive, helicopters and other equipment.................  10.0 to 50.0
         Leased vehicles.............................................  20.0 to 25.0

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Certain buildings, area improvements and equipment are located on leased or licensed land and are depreciated over the lesser of the lease or license term or useful life.

    (h) Administrative furniture, computer equipment, software and leasehold improvements:

       Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Included in software costs are any direct costs incurred developing internal-use software. Depreciation of administrative furniture is provided using the declining balance method at annual rates of between 20% and 30%. Depreciation of computer equipment and software is provided using the straight-line method at annual rates of between 10% and 33.3%.

       Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (i)  Other assets:

       (i) Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and operating supplies.

       (ii) Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's businesses. These costs are amortized on a straight-line basis to interest expense over the term of the related financing.

       (iii) Intangible assets with finite useful lives are costs that have been allocated to contracts and customer lists and are amortized on a straight-line basis over their estimated useful lives.

    (j)  Asset retirement obligations:

       An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying value of the related long-lived asset is increased by the same amount as the liability. Certain of the land lease arrangements related to the Company's resort operations require remediation steps be taken on termination of the lease arrangement. As the Company has the intention to operate its resorts indefinitely, it is unable to make a reasonable estimate of the fair values of the ultimate asset retirement obligations.

    (k)  Impairment of long-lived assets:

       Long-lived assets subject to amortization, including resort and travel operations assets, equipment and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and their eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value less costs to sell.

    (l)  Goodwill:

       Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. The Company does not amortize goodwill but it is subject to an impairment test on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

    (m) Deferred revenue and deposits:

       Deferred revenue mainly comprises real estate deposits, deferred gains on land and commercial property sales to partnerships (note 19), season pass revenue, commission revenue, club initiation deposits and government grants. Deferred gains on land sales are recognized when the land is developed into projects and revenue on the sale of the projects is realized by the partnerships. Deferred gains on commercial property sales are recognized over the useful lives of the properties. Deferred revenue relating to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue relating to club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue relating to government grants for resort and travel operations assets is recognized on the same basis as the related assets are amortized. Deferred revenue relating to government grants for properties under development is recognized as the properties are sold.

    (n) Government assistance:

       The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (o)  Bank and other indebtedness:

       Under the terms of certain of its debt agreements, the Company has agreed to indemnify its lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. The nature of the indemnifications prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying those debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

    (p) Self-insured liabilities:

       The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance. The self-insurance program includes workers' compensation, property, automobile and general liability coverage. The accrual for self-insured liabilities is based on management's best estimate of the ultimate cost to settle claims considering historical claims experience, claims filed and the advice of actuaries and plan administrators.

    (q)  Revenue recognition:

       (i) Resort and travel operations revenue is recognized as the service is provided.

       (ii) Revenue from the sale of properties is recorded generally when title to the completed unit is conveyed to the purchaser, the purchaser becomes entitled to occupancy and the purchaser has made a payment that is appropriate in the circumstances.

       (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

       (iv) Management services revenue is recognized as the service is provided. Reservation fee revenue is recorded at the net of the amount charged to the customer and the amount paid to the supplier.

       (v) Commission revenue from real estate brokerage operations is recognized at the time an offer of sale is closed by the purchaser or all other contractual obligations have been satisfied.

    (r)  Future income taxes:

       The Company follows the asset and liability method of accounting for income taxes. Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (s)  Foreign currency translation:

       These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian and international operations use the Canadian dollar and the currency of the country in which the international operation is located, as their functional currencies. The Canadian and international entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

       Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations into U.S. dollars are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

       Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are included in the determination of net income. Long-term obligations denominated in foreign currencies are designated as hedges of investments in self sustaining foreign operations. Accordingly, cumulative unrealized gains or losses arising from the translation of these obligations are recorded as foreign currency translation adjustment.

       The Canadian dollar to U.S. dollar exchange rates used for translation purposes were as follows:

                                                                        2005      2004
                                                                       ------    ------
         At June 30..................................................  1.2254    1.3338
         Average during year.........................................  1.2495    1.3428

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (t)  Per share calculations:

       Income per common share has been calculated using the weighted average number of common shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

    (u)  Stock options and stock-based compensation:

       The Company has a stock option plan as described in note 11(b). The fair value of stock options is determined using a fair value pricing model and is charged to income as a compensation expense over the vesting period with an offsetting adjustment to contributed surplus. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

    (v)  Employee future benefits:

       The Company accrues its obligations under employee benefit plans and the related costs as the underlying services are provided.

    (w) Change in accounting policy:

       Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" on a prospective basis. The guideline provides guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. The guideline requires companies to identify VIEs in which they have an interest, determine whether they are the primary beneficiary of the VIE and, if so, consolidate the VIE. The primary beneficiary is the party, if any, that will receive a majority of the VIE's expected residual returns, or absorb the majority of its expected losses, or both.

       The Company has determined that it is the primary beneficiary of three VIEs -- Maui Beach Resort Limited Partnership, Orlando Village Development Limited Partnership and Tower Ranch Development Partnership. Prior to January 1, 2005, the Company accounted for these entities using the proportionate consolidation method. The impact of consolidating these VIEs on the balance sheet as at June 30, 2005 was to increase assets and liabilities as follows:

         Assets:
         Cash and cash equivalents...................................    $   143
         Net current assets..........................................        154
         Resort properties...........................................     63,163
                                                                         -------
                                                                         $63,460
                                                                         =======
         Liabilities:
         Net current liabilities.....................................    $ 2,626
         Bank and other indebtedness (current).......................      3,394
         Bank and other indebtedness (long-term).....................     17,456
         Non-controlling interest....................................     39,984
                                                                         -------
                                                                         $63,460
                                                                         =======

       Net income was not affected by the consolidation of these VIEs.

       The Company had determined that it has a significant variable interest in, but is not the primary beneficiary of certain other partnerships that are VIEs. Note 19 provides a description of the purpose, size and activities of these entities and the nature of the Company's involvement with them.

       The Company's future exposure to loss regarding its involvement with these other partnerships is represented by the carrying value of its investment in these entities.

    (x)  Comparative figures:

       Certain comparative figures for 2004 have been reclassified to conform with the financial statement presentation adopted in the current year.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

3.  BUSINESS ACQUISITIONS:

    During the year ended June 30, 2005, the Company completed the following acquisitions, both of which were accounted for by the purchase method with effect from the date of acquisition:

    (a) On July 2, 2004, the Company acquired 67% of the issued and outstanding share capital of Abercrombie & Kent Group of Companies, S.A. ("A&K"). The Company acquired the shares at a cost, including costs of acquisition, of $4,595,000. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values with the excess consideration recorded to goodwill, as follows:

         Cash........................................................    $ 19,727
         Property and equipment......................................      17,480
         Long-term receivables.......................................         587
         Intangible assets...........................................       2,000
         Future income taxes.........................................       1,983
         Net current liabilities.....................................     (49,526)
         Bank and other indebtedness.................................     (18,652)
         Long-term liabilities.......................................        (834)
         Non-controlling interest....................................        (499)
         Goodwill....................................................      32,329
                                                                         --------
         Total consideration.........................................    $  4,595
                                                                         ========

         Included in goodwill at the date of acquisition is $9,179,000 that relates to the non-controlling interest's share of the pre-acquisition deficit of A&K. This amount is drawn down each period by the amount of the non-controlling interest's share of earnings until the balance is eliminated. Goodwill has been reduced by $4,846,000 to $27,483,000 for the non-controlling interest's share of earnings for the year ended June 30, 2005.

    (b) On December 15, 2004, the Company acquired the remaining 55% issued and outstanding share capital of Alpine Helicopters Ltd. ("Alpine") that it did not already own. The Company acquired the shares at a cost, including costs of acquisition, of $41,812,000. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values, as follows:

         Cash........................................................    $  4,892
         Property and equipment......................................      51,327
         Long-term receivables.......................................         435
         Intangible assets...........................................       4,806
         Net current liabilities.....................................      (4,839)
         Bank and other indebtedness.................................      (2,028)
         Long-term liabilities.......................................      (2,021)
         Future income tax liability.................................     (10,760)
                                                                         --------
         Total consideration.........................................    $ 41,812
                                                                         ========

4.  AMOUNTS RECEIVABLE:

                                                                         2005        2004
                                                                       --------    --------
         Receivables from sales of real estate.......................  $ 71,801    $ 47,869
         Resort and travel operations trade receivables..............    45,653      31,483
         Loans, mortgages and notes receivable.......................    92,825      85,777
         Funded senior employee share purchase plans (note 11(e))....     4,177       4,019
         Other accounts receivable...................................    26,523      26,237
                                                                       --------    --------
                                                                        240,979     195,385
         Current portion.............................................   162,102     142,427
                                                                       --------    --------
                                                                       $ 78,877    $ 52,958
                                                                       ========    ========

       Amounts receivable from sales of real estate primarily comprise sales proceeds held in trust which are generally paid out to the Company or to construction lenders within 60 days.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Total payments due on amounts receivable are approximately as follows:

         Year ending June 30, 2006...................................    $162,102
                           2007......................................       3,780
                           2008......................................      30,111
                           2009......................................       7,674
                           2010......................................      17,745
               Subsequent to 2010....................................      19,567
                                                                         --------
                                                                         $240,979
                                                                         ========

      The loans, mortgages and notes receivable bear interest at both fixed and floating rates at a weighted average of 6.84% per annum as at June 30, 2005 (2004 -- 5.76%). Certain of these amounts have been pledged as security for the Company's bank and other indebtedness (note 9).

5.  OTHER ASSETS:

    (a)  Current:

                                                                         2005       2004
                                                                       --------    -------
         Resort and travel operations inventories....................  $ 47,874    $35,014
         Restricted cash deposits....................................    78,463     25,626
         Prepaid expenses and other..................................    58,523     33,465
                                                                       --------    -------
                                                                       $184,860    $94,105
                                                                       ========    =======

    (b) Long-term:

                                                                        2005       2004
                                                                       -------    -------
         Deferred financing and other costs..........................  $29,635    $22,800
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $40,085,000 (2004 -- $26,168,000).........................   36,880     27,381
         Other.......................................................   18,666     15,125
                                                                       -------    -------
                                                                       $85,181    $65,306
                                                                       =======    =======

6.  RESORT PROPERTIES:

    Summary of resort properties:

    Resort properties are classified for balance sheet purposes as follows:

                                                                    2005        2004
                                                                  --------    --------
    Current assets..............................................  $388,510    $412,343
    Long-term assets............................................   403,252     368,309
                                                                  --------    --------
                                                                  $791,762    $780,652
                                                                  ========    ========

    Cumulative costs capitalized to the carrying value of properties under development and held for sale are as follows:

                                                                    2005        2004
                                                                  --------    --------
    Land and land development costs.............................  $197,995    $152,413
    Building development costs..................................   437,361     484,571
    Interest....................................................    87,639      87,042
    Administrative..............................................    68,767      56,626
                                                                  --------    --------
                                                                  $791,762    $780,652
                                                                  ========    ========

    During the year ended June 30, 2005, the Company capitalized interest of $36,039,000 (2004 -- $48,585,000) (note 15).

    Resort properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

7.  RESORT AND TRAVEL OPERATIONS:

                                                                                    2005
                                                                  ----------------------------------------
                                                                                Accumulated        Net
                                                                     Cost       depreciation    book value
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   52,291      $     --      $   52,291
      Buildings.................................................     355,852        85,311         270,541
      Ski lifts and area improvements...........................     519,039       181,560         337,479
      Automotive, helicopters and other equipment...............     207,300       123,323          83,977
      Leased vehicles...........................................       5,679         2,845           2,834
                                                                  ----------      --------      ----------
                                                                   1,140,161       393,039         747,122
                                                                  ----------      --------      ----------
    Other resort and travel assets:
      Land......................................................      28,603            --          28,603
      Buildings.................................................      95,686        15,423          80,263
      Golf courses..............................................     116,715        28,096          88,619
      Area improvements and equipment...........................     149,397        59,817          89,580
                                                                  ----------      --------      ----------
                                                                     390,401       103,336         287,065
                                                                  ----------      --------      ----------
                                                                  $1,530,562      $496,375      $1,034,187
                                                                  ==========      ========      ==========

                                                                                    2004
                                                                  ----------------------------------------
                                                                                Accumulated        Net
                                                                     Cost       depreciation    book value
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   49,166      $     --       $ 49,166
      Buildings.................................................     307,000        63,764        243,236
      Ski lifts and area improvements...........................     479,664       157,134        322,530
      Automotive, helicopters and other equipment...............     143,429        93,503         49,926
      Leased vehicles...........................................       4,740         2,584          2,156
                                                                  ----------      --------       --------
                                                                     983,999       316,985        667,014
                                                                  ----------      --------       --------
    Other resort and travel assets:
      Land......................................................      28,709            --         28,709
      Buildings.................................................      82,743        10,219         72,524
      Golf courses..............................................     125,890        25,449        100,441
      Area improvements and equipment...........................     102,361        30,100         72,261
                                                                  ----------      --------       --------
                                                                     339,703        65,768        273,935
                                                                  ----------      --------       --------
                                                                  $1,323,702      $382,753       $940,949
                                                                  ==========      ========       ========

    Resort and travel operations assets have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

    During the year ended June 30, 2005, the Company determined that its stand-alone golf courses (located outside of its resorts) were no longer core assets and therefore it would offer them for sale. In preparation for sale, the golf course assets were independently appraised and a write-down of $17,568,000 was recorded. The Company remains committed to the golf business at its resorts.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

8.  DEFERRED REVENUE AND DEPOSITS:

                                                                    2005        2004
                                                                  --------    --------
    Deposits on real estate sales...............................  $ 77,832    $ 52,889
    Deferred gain on land sales to real estate partnerships
      (note 19(a))..............................................    80,278      31,702
    Deferred gain on commercial property sales (note 19(b)).....     7,483          --
    Lodging and tour deposits...................................    65,459       5,147
    Club initiation deposits....................................    25,374      24,742
    Season pass revenue.........................................    29,436      17,007
    Commission revenue on real estate sales.....................    13,034      13,766
    Government assistance (note 10).............................    11,595      11,662
    Other deferred amounts......................................    16,742      12,945
                                                                  --------    --------
                                                                   327,233     169,860
    Current portion.............................................   194,367      87,649
                                                                  --------    --------
                                                                  $132,866    $ 82,211
                                                                  ========    ========

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on all of the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2005:

                                                                                    Weighted
                                                                                    average
                                                                                    interest
                                                                  Maturity dates    rate(%)        2005         2004
                                                                  --------------    --------    ----------    --------
    Resort and travel operations:
      Mortgages and bank loans..................................  Demand - 2017       4.76      $   41,159    $ 46,638
      Obligations under capital leases..........................    2006 - 2052       9.77          24,535      35,220
    Resort properties:
      Interim financing on properties under development and held
        for sale................................................  Demand - 2016       3.82          79,974      68,608
    General corporate debt:
      Unsecured debentures......................................    2009 - 2013       7.41         682,303     748,838
      Other general corporate debt..............................  Demand - 2007       4.97         195,452      59,513
                                                                                                ----------    --------
                                                                                      6.70       1,023,423     958,817
    Current portion.............................................                                    82,144     109,685
                                                                                                ----------    --------
                                                                                                $  941,279    $849,132
                                                                                                ==========    ========

    Principal repayments and the components related to either floating or fixed interest rate indebtedness are as follows:

                                                                     Interest rates
                                                                  --------------------      Total
                                                                  Floating     Fixed      repayments
                                                                  --------    --------    ----------
    Year ending June 30, 2006...................................  $ 59,674    $ 22,470    $   82,144
                      2007......................................    16,870       9,296        26,166
                      2008......................................   197,690       3,614       201,304
                      2009......................................     5,205       2,477         7,682
                      2010......................................        77     105,092       105,169
          Subsequent to 2010....................................       503     600,455       600,958
                                                                  --------    --------    ----------
                                                                  $280,019    $743,404    $1,023,423
                                                                  ========    ========    ==========

    The Company periodically enters into interest rate swap agreements to fix the interest rate on a portion of its floating rate debt. At June 30, 2005, none of the Company's outstanding debt was subject to interest rate swap agreements (2004 -- $9,200,000).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Bank and other indebtedness includes indebtedness in the amount of $264,419,000 (2004 -- $104,899,000) which is repayable in Canadian dollars of $324,019,000 (2004 -- $139,914,000), as well as indebtedness in the amount of $4,254,000 (2004 -- nil), which is repayable in other currencies.

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2005.

10. GOVERNMENT ASSISTANCE:

    The federal government of Canada and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Mont Tremblant. Loans totaling $8,242,000 (2004 -- $9,072,000) have been advanced and are repayable over 14 years starting in 2001. The grants, which will total $47,342,000 (2004 -- $43,434,000) when they are fully advanced, amounted to $37,516,000 at June 30, 2005 (2004 -- $33,732,000). During the year ended June 30, 2005, grants received of $800,000 and draws of $1,099,000 from deferred government assistance were credited as follows: $1,378,000 to resort and travel operations assets and $521,000 to resort properties. During the year ended June 30, 2004, grants received of $2,009,000 were credited as follows: $1,318,000 to resort and travel operations assets, $133,000 to resort properties and $558,000 to deferred government assistance.

    The federal government of Canada and the Province of Ontario have granted financial assistance to the Company in the form of grants for the construction of infrastructure at Blue Mountain. During the year ended June 30, 2005, grants received of $1,150,000 (2004 -- $1,919,000) were credited to resort properties.

11. CAPITAL STOCK:

    (a)  Capital stock:

       The Company's capital stock comprises the following:

                                                                         2005        2004
                                                                       --------    --------
         Common shares...............................................  $465,328    $460,534
         Contributed surplus.........................................     3,834       2,951
                                                                       --------    --------
                                                                       $469,162    $463,485
                                                                       ========    ========

       Contributed surplus was increased by $883,000 (2004 -- $290,000) representing amortization of the fair value of stock options (note 11(g)).

       (i)  Common shares:

          Authorized: an unlimited number without par value

          Issued:

                                                                                    2005                       2004
                                                                           -----------------------    -----------------------
                                                                            Number of                  Number of
                                                                             common                     common
                                                                             shares        Amount       shares        Amount
                                                                           -----------    --------    -----------    --------
              Balance, beginning of year.................................  47,604,562     $460,534    47,560,062     $458,081
              Issued for cash under stock option plan....................     223,182        3,635        44,500          461
              Amortization of benefit plan, net (f)......................     129,366        1,159            --        1,992
                                                                           ----------     --------    ----------     --------
              Balance, end of year.......................................  47,957,110     $465,328    47,604,562     $460,534
                                                                           ==========     ========    ==========     ========

       (ii) NRP shares:

          Authorized: 50,000,000 without par value

          Issued: nil

       (iii) Preferred shares:

          Authorized: an unlimited number without par value

          Issued: nil

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (b) Stock options:

       The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares of the Company. Options granted under the stock option plan may not be exercised except in accordance with such limitations as the Human Resources Committee of the Board of Directors of the Company may determine.

       The following table summarizes the status of options outstanding under this plan:

                                                                            2005                              2004
                                                               ------------------------------    ------------------------------
                                                               Share options      Weighted       Share options      Weighted
                                                                outstanding     average price     outstanding     average price
                                                               -------------    -------------    -------------    -------------
         Outstanding, beginning of year......................    3,861,650         $18.51          3,803,900         $18.68
         Granted.............................................      416,500          16.85            364,000          13.92
         Exercised...........................................     (223,182)         16.31            (44,500)         10.28
         Forfeited...........................................      (50,768)         20.13           (261,750)         18.85
                                                                 ---------         ------          ---------         ------
         Outstanding, end of year............................    4,004,200         $20.13          3,861,650         $18.51
                                                                 =========         ======          =========         ======
         Exercisable, end of year............................    2,616,813         $20.79          2,289,937         $18.78
                                                                 =========         ======          =========         ======

       The following table provides details of options outstanding at June 30, 2005:

                                                                          WEIGHTED
                                                          NUMBER        AVERAGE LIFE    WEIGHTED       NUMBER        WEIGHTED
                                                        OUTSTANDING      REMAINING      AVERAGE      EXERCISABLE     AVERAGE
         RANGE OF EXERCISE PRICES                      JUNE 30, 2005      (YEARS)        PRICE      JUNE 30, 2005     PRICE
         ------------------------                      -------------    ------------    --------    -------------    --------
         $11.44 - $13.37.............................       46,750          4.5          $12.52          31,750       $12.13
         $15.38 - $16.44.............................      497,700          6.0           15.73         221,300        16.17
         $18.01 - $23.71.............................    3,459,750          5.3           20.87       2,363,763        21.34
                                                         ---------                                    ---------
                                                         4,004,200          5.4          $20.13       2,616,813       $20.79
                                                         =========                                    =========

    (c)  Employee share purchase plan:

       The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2005, a total of 65,809 (2004 -- 65,809)
       common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (d) Deferred share unit plans:

       The Company has a key executive deferred share unit ("DSU") plan that allows each executive officer to elect to receive all or any portion of his or her annual incentive award as deferred share units. In addition, in 2005 the Company introduced a DSU plan for non-executive directors that awards each director 500 deferred share units per year for serving as a director and allows each director to elect to receive all or a portion of his or her director's fees as deferred share units. A DSU is equal in value to one common share of the Company. The units are determined by dividing the dollar amount elected by the average closing price of the common shares on the Toronto Stock Exchange for the key executive DSU plan or the New York Stock Exchange for the director DSU plan for the five trading days preceding the date that the annual incentive award or the director fees become payable. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Intrawest common shares. DSUs mature upon termination of employment or upon the director ceasing to be a director, whereupon an executive or a director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

       The Company records the cost of the key executive DSU plan and the director DSU plan as compensation expense and director expense, respectively. As at June 30, 2005, 142,871 key executive and director deferred share units were outstanding in amounts payable at a value of $3,425,471 (2004 -- 91,728 units at a value of $1,461,000).

    (e)  Funded senior employee share purchase plans:

       The Company has two funded senior employee share purchase plans which provide for loans to be made to designated eligible employees to be used for the purchase of common shares. At June 30, 2005, loans to employees under the funded senior employee share purchase plans amounted to $4,177,000 with respect to 214,808 common shares (2004 -- $4,019,000 with respect to 222,710 common shares). The loans, which are included in amounts receivable, are non-interest bearing, secured by a promissory note and a

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       pledge of the shares ($5,152,000 market value at June 30, 2005) and mature by 2012. A further 96,400 common shares have been authorized and reserved for issuance under one of the plans.

    (f)  Key executive employee benefit plan:

       The Company has a key executive employee benefit plan which permits the Company to grant awards of common shares purchased in the open market to executive officers. To June 30, 2005, a total of 292,182 (2004 -- 292,182) common shares were purchased under this plan. The common shares vest to the employees in part over time and the balance on the attainment of certain future earnings and debt level targets. The value of the shares amortized to income during the year ended June 30, 2005 was $1,159,000 (2004 -- $1,992,000). The value of the shares has now been fully amortized. During the year ended June 30, 2005, 129,366 shares vested and were issued to one of the executive officers.

    (g)  Stock compensation:

       Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. The fair value of options issued in the year ended June 30, 2005 amounted to $2,702,000 (2004 -- $1,911,000) and is being amortized as an expense over the vesting period of five years. The total stock compensation expense for the year ended June 30, 2005 was $883,000 (2004 -- $290,000).

       Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company's net income for the year ended June 30, 2005 would have been reduced to the pro forma amount indicated below:

                                                                        2005       2004
                                                                       -------    -------
         Net income, as reported.....................................  $32,614    $59,949
         Estimated fair value of option grants.......................   (2,561)    (2,383)
                                                                       -------    -------
         Net income, pro forma.......................................  $30,053    $57,566
                                                                       =======    =======
         Pro forma income per common share:
           Basic.....................................................  $  0.63    $  1.21
           Diluted...................................................     0.63       1.20

       The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the year ended June 30, 2005 was $6.22 per option (2004 -- $5.44) on the grant date on a weighted average basis.

       Fair value determinations have been calculated using the Black-Scholes model and the following assumptions:

                                                                       2005    2004
                                                                       ----    ----
         Dividend yield (%)..........................................  0.7      0.9
         Risk-free interest rate (%).................................  3.88    3.38
         Expected option life (years)................................    6        7
         Expected volatility (%).....................................   34       35

    (h) Earnings per share information:

       Basic earnings per common share ("EPS") is calculated by dividing net income attributable to common shareholders ("numerator") by the weighted average number of common shares outstanding ("denominator"). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive stock options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

       The numerator for basic and diluted EPS was the same for each of the periods presented. The reconciliation of the denominators used is as follows:

                                                                        2005      2004
                                                                       ------    ------
                                                                        (In thousands
                                                                          of shares)
         Denominator:
           Weighted average number of common shares outstanding --
             basic...................................................  47,814    47,588
           Effect of dilutive options................................     110        64
           Effect of shares purchased for benefit plan...............      --       146
                                                                       ------    ------
           Weighted average number of common shares outstanding --
             diluted.................................................  47,924    47,798
                                                                       ======    ======

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

         Options aggregating 3,033,050 (2004 -- 3,802,300) have not been included in the computation of diluted income per common share as they were anti-dilutive.

12. INCOME TAXES:

    (a) The provision for income taxes from continuing operations is as follows:

                                                                         2005       2004
                                                                       --------    -------
         Current.....................................................  $ 29,553    $11,674
         Future......................................................   (29,447)    (1,240)
                                                                       --------    -------
                                                                       $    106    $10,434
                                                                       ========    =======

         The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2005        2004
                                                                       --------    --------
         Statutory rate (%)..........................................      36.0        36.0
                                                                       --------    --------
         Income tax charge at statutory rate.........................  $ 15,180    $ 29,978
         Non-deductible expenses and amortization....................     2,433         652
         Large corporations tax......................................     1,430       1,564
         Taxes related to non-controlling interest share of
           earnings..................................................    (3,401)     (4,640)
         Foreign taxes less than statutory rate......................   (16,578)    (16,849)
         Other.......................................................     1,042        (271)
                                                                       --------    --------
         Provision for income taxes..................................  $    106    $ 10,434
                                                                       ========    ========

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                         2005        2004
                                                                       --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................  $ 16,566    $ 22,297
           Differences in working capital deductions for tax and
             accounting purposes.....................................    24,676      10,175
           Other.....................................................     2,359       1,386
                                                                       --------    --------
         Total gross future tax assets...............................    43,601      33,858
         Valuation allowance.........................................   (22,251)    (19,593)
                                                                       --------    --------
         Net future tax assets.......................................    21,350      14,265
                                                                       --------    --------
         Future tax liabilities:
           Differences in net book value and undepreciated capital
             cost of resort assets and resort properties.............    73,397      66,272
           Differences in book value and tax basis of bank and other
             indebtedness............................................    10,036      16,816
                                                                       --------    --------
         Total gross future tax liabilities..........................    83,433      83,088
                                                                       --------    --------
         Net future tax liabilities..................................  $ 62,083    $ 68,823
                                                                       ========    ========

       Net future tax liabilities are classified for balance sheet purposes as follows:

                                                                        2005       2004
                                                                       -------    -------
         Current assets:
           Future income taxes.......................................  $29,927    $18,638
         Long-term liabilities:
           Future income taxes.......................................   92,010     87,461
                                                                       -------    -------
                                                                       $62,083    $68,823
                                                                       =======    =======

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c) At June 30, 2005, the Company has non-capital loss carryforwards for income tax purposes of approximately $35,500,000 (2004 -- $97,300,000) that are available to offset future taxable income. As at June 30, 2005, approximately $19,708,000 will expire in varying amounts over the next five years and $15,792,000 will expire in varying amounts over the next six to 20 years.

13. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                    2005        2004
                                                                  --------    --------
    Resort properties, current..................................  $ 14,589    $ 22,778
    Other current assets........................................    13,532      19,571
                                                                  --------    --------
                                                                    28,121      42,349
    Current liabilities.........................................   (44,490)    (49,093)
                                                                  --------    --------
    Working capital deficiency..................................   (16,369)     (6,744)
    Resort operations...........................................   137,548     166,146
    Resort properties, non-current..............................    44,594      75,811
    Bank and other indebtedness, non-current....................    (7,582)    (29,718)
    Other, net..................................................    (9,175)     (8,485)
                                                                  --------    --------
                                                                  $149,016    $197,010
                                                                  ========    ========

                                                                    2005        2004
                                                                  --------    --------
    Revenue.....................................................  $113,677    $137,150
    Expenses....................................................   104,542     128,757
                                                                  --------    --------
                                                                  $  9,135    $  8,393
                                                                  ========    ========

                                                                    2005        2004
                                                                  --------    --------
    Cash provided by (used in):
    Operations..................................................  $ 22,901    $ 26,345
    Financing...................................................   (11,978)    (21,207)
    Investments.................................................    (9,933)     (5,899)
                                                                  --------    --------
    Increase (decrease) in cash and cash equivalents............  $    990    $   (761)
                                                                  ========    ========

14. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its resort operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete resort operations assets and resort properties currently under construction and held for sale amounting to $182,354,000 at June 30, 2005 (2004 -- $229,486,000).

    (c) In addition to the leases described in (a) above, the Company has entered into other operating lease commitments, payable as follows:

         Year ending June 30, 2006...................................  $ 19,847
                           2007......................................    20,051
                           2008......................................    19,102
                           2009......................................    13,849
                           2010......................................    11,149
               Subsequent to 2010....................................    98,671
                                                                       --------
                                                                       $182,669
                                                                       ========

    (d) The Company is contingently liable for the obligations of certain joint ventures and partnerships. The assets of these joint ventures and partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (e) The Company has issued letters of credit amounting to $59,367,000 (2004 -- $80,978,000) as security for its commitments under various servicing agreements and for its potential liability under various legal disputes.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (f) The Company and its subsidiaries are involved in various lawsuits arising from the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

15. INTEREST EXPENSE:

                                                                   2005      2004
                                                                  -------   -------
    Total interest incurred.....................................  $80,884   $94,628
    Less:
      Interest capitalized to resort and travel operations
        assets..................................................      240       277
      Interest capitalized to resort properties, net of
        capitalized interest included in real estate cost of
        sales of $17,637,000 (2004 -- $25,562,000)..............   18,402    23,023
                                                                  -------   -------
                                                                  $62,242   $71,328
                                                                  =======   =======

    Interest was charged to income as follows:

                                                                   2005      2004
                                                                  -------   -------
    Real estate costs...........................................  $17,637   $25,562
    Interest expense............................................   44,605    45,766
                                                                  -------   -------
                                                                  $62,242   $71,328
                                                                  =======   =======

    Real estate cost of sales also includes $17,805,000 (2004 -- $39,134,000) of interest incurred in prior years. Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

16. FINANCIAL INSTRUMENTS:

    (a)  Fair value:

       The Company has various financial instruments, including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt and interest swap agreements are also financial instruments. The total fair value of the Company's long-term debt is estimated to be $1,046,000,000 (2004 -- $986,587,000).
       The fair value of floating rate long-term debt is assumed to approximate its carrying value. The fair value of other long-term debt has been estimated by discounting future cash flows at current rates offered to the Company for debt of similar maturities and credit quality.

    (b) Interest rate risk:

       As described in note 9, $280,019,000 of the Company's bank and other indebtedness bears interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (c)  Credit risk:

       The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

17. PENSION PLANS:

    The Company has two non-contributory defined benefit pension plans, one registered and the other non-registered, covering certain of its senior executives. At June 30, 2005, the estimated market value of the plans' assets was $9,073,000 (2004 -- $5,227,000) and the estimated present value of the unfunded benefit obligation was $15,662,000 (2004 -- $12,754,000). A substantial portion of the unfunded benefit obligation has been secured by a letter of credit. This obligation is being expensed over a period of 12 years.

    In addition to the plans mentioned above, one of the Company's subsidiaries has two defined benefit pension plans covering certain employees. At June 30, 2005, the estimated market value of the plans' assets was $4,988,000 (2004 -- $3,837,000) and the estimated present value of the unfunded benefit obligation was $6,275,000 (2004 -- $2,405,000). The obligation is being expensed over a period of 13 years. In the year ended June 30, 2005, benefits totaling $673,000 (2004 -- $2,692,000) were paid to plan participants.

    For the year ended June 30, 2005, the Company expensed pension costs of $3,181,000 (2004 -- $3,202,000).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

18. SEGMENTED INFORMATION:

    The Company has four reportable segments: mountain resort operations, non-mountain resort operations, real estate operations, and corporate and all other. The mountain resort segment includes all of the Company's mountain resorts and associated activities, Alpine and Intrawest Retail Group, Inc. The non-mountain segment includes A&K, Sandestin and all of the Company's stand-alone golf courses. The real estate segment includes all of the Company's real estate activities.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior executives responsible for the performance of the segment.

    The following table presents the Company's results by reportable segment:

                                                                  Mountain      Non-        Real
    2005                                                           resort     mountain     estate    Corporate     Total
    ----                                                          ---------   ---------   --------   ---------   ----------
    Segment revenue:
      Resort and travel operations..............................  $545,391    $317,146    $     --    $   --     $  862,537
      Management services.......................................    82,046      24,437      74,176        --        180,659
      Real estate development...................................        --          --     628,767        --        628,767
      Corporate and all other...................................        --          --          --     5,192          5,192
                                                                  --------    --------    --------    ------     ----------
                                                                  $627,437    $341,583    $702,943    $5,192     $1,677,155
                                                                  ========    ========    ========    ======     ==========

                                                                  Mountain      Non-      Real
    2005                                                           resort     mountain   estate    Corporate    Total
    ----                                                          ---------   --------   -------   ---------   --------
    Segment operating profit:
      Resort and travel operations..............................  $ 99,566    $18,025    $    --    $   --     $117,591
      Management services.......................................     8,373      8,231     26,352        --       42,956
      Real estate development...................................        --         --     67,669        --       67,669
      Corporate and all other...................................        --         --         --     5,192        5,192
                                                                  --------    -------    -------    ------     --------
                                                                  $107,939    $26,256    $94,021    $5,192      233,408
                                                                  ========    =======    =======    ======
    Less:
      Interest expense..........................................                                                (44,605)
      Corporate general and administrative expenses.............                                                (20,571)
      Depreciation and amortization.............................                                                (78,323)
      Call premium and unamortized costs of senior notes
        redeemed................................................                                                (30,173)
      Write-down of stand-alone golf course assets..............                                                (17,568)
                                                                                                               --------
    Income before income taxes and non-controlling interest.....                                               $ 42,168
                                                                                                               ========

                                                                  Mountain      Non-       Real
    2004                                                           resort     mountain    estate    Corporate     Total
    ----                                                          ---------   --------   --------   ---------   ----------
    Segment revenue:
      Resort and travel operations..............................  $488,206    $53,109    $     --    $   --     $  541,315
      Management services.......................................    70,134     19,770      34,490        --        124,394
      Real estate development...................................        --         --     879,878        --        879,878
      Corporate and all other...................................        --         --          --     6,117          6,117
                                                                  --------    -------    --------    ------     ----------
                                                                  $558,340    $72,879    $914,368    $6,117     $1,551,704
                                                                  ========    =======    ========    ======     ==========

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                  Mountain      Non-       Real
    2004                                                           resort     mountain    estate    Corporate    Total
    ----                                                          ---------   --------   --------   ---------   --------
    Segment operating profit:
      Resort and travel operations..............................  $105,610     $ (479)   $     --    $   --     $105,131
      Management services.......................................     3,315      8,794      15,376        --       27,485
      Real estate development...................................        --         --      91,374        --       91,374
      Corporate and all other...................................        --         --          --     6,117        6,117
                                                                  --------     ------    --------    ------     --------
                                                                  $108,925     $8,315    $106,750    $6,117      230,107
                                                                  ========     ======    ========    ======
    Less:
      Interest expense..........................................                                                 (45,766)
      Corporate general and administrative expenses.............                                                 (20,369)
      Depreciation and amortization.............................                                                 (68,626)
      Call premium and unamortized costs of senior notes
        redeemed................................................                                                 (12,074)
                                                                                                                --------
    Income before income taxes and non-controlling interest.....                                                $ 83,272
                                                                                                                ========

                                                                 Mountain      Non-         Real
    2005                                                          resort     mountain      estate     Corporate     Total
    ----                                                        ----------   ---------   ----------   ---------   ----------
    Segment assets............................................  $1,025,742   $271,211    $1,090,906   $256,435    $2,644,294
    Segment capital expenditures..............................      67,051     12,324            --     21,203       100,578

                                                                 Mountain      Non-         Real
    2004                                                          resort     mountain      estate     Corporate     Total
    ----                                                         ---------   ---------   ----------   ---------   ----------
    Segment assets.............................................  $939,771    $181,560    $1,026,676   $107,743    $2,255,750
    Segment capital expenditures...............................    63,529       5,813            --     12,111        81,453

    Geographic information:

    Geographic information is presented based on the location of the resort and travel destination.

                                                                                 United
    2005                                                            Canada       States     International     Total
    ----                                                          ----------   ----------   -------------   ----------
    Revenue.....................................................  $  455,454   $  890,933     $330,768      $1,677,155
    Operating profit............................................      40,824      156,099       36,485         233,408
    Identifiable assets.........................................   1,044,696    1,379,732      219,866       2,644,294

                                                                               United
    2004                                                           Canada      States     International     Total
    ----                                                          --------   ----------   -------------   ----------
    Revenue.....................................................  $566,529   $  954,535      $30,640      $1,551,704
    Operating profit............................................   113,698      114,914        1,495         230,107
    Identifiable assets.........................................   802,182    1,379,066       74,502       2,255,750

19. RELATED PARTY TRANSACTIONS:

    Investment in and advances to partnerships:

                                                                    2005      2004
                                                                  --------   -------
    Real estate partnerships....................................  $ 99,904   $50,899
    Commercial partnership......................................     9,133        --
                                                                  --------   -------
                                                                  $109,037   $50,899
                                                                  ========   =======

    (a)  Investment in real estate partnerships

       The Company sells certain real estate properties to partnerships in which it holds an investment. During the year ended June 30, 2005, the Company sold eleven real estate properties to the partnerships for proceeds of $200,545,000 (2004 -- fourteen properties for proceeds of $171,500,000)
       and a gain of $84,998,000 (2004 -- $38,139,000). Total proceeds on the sales consisted of cash, notes receivable of $27,600,000 and the assumption of certain project-related working capital accounts.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Development and sales management fees earned during the year ended June 30, 2005 totaled $24,345,000 (2004 -- $13,212,000) and have been included in management services revenue. Interest income related to the notes receivable and working capital loans of $1,245,000 has been included in interest and other income for the year ended June 30, 2005 (2004 -- $1,006,000).

         Investment in and advances to real estate partnerships:

                                                                        2005      2004
                                                                       -------   -------
         Equity contributions........................................  $82,847   $33,450
         Formation costs.............................................    3,869     3,810
         Advances....................................................    9,483    11,956
         Equity income, net of amortization of formation costs.......    3,705     1,683
                                                                       -------   -------
                                                                       $99,904   $50,899
                                                                       =======   =======

       At June 30, 2005, deferred revenue includes $80,278,000 (2004 -- $31,702,000) relating to the sale of properties to the partnerships and amounts receivable includes $18,301,000 (2004 -- $13,582,000) due from the partnerships.

    (b) Commercial partnership

       During the year, the Company sold commercial properties at seven of its resorts to a partnership (the "Commercial Partnership") for cash proceeds of $109,504,000. The Company has a 20% interest in the Commercial Partnership for an equity contribution of $9,133,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The gross amount payable under these commitments is estimated at $5,833,000 from 2006 to 2009. These commitments will be reduced by any revenue earned by the Company from subleasing the vacant space.

       The Company recorded a loss of $3,468,000 on the sale of commercial properties at three resorts. The deferred gain on sale of the commercial properties at four resorts totaled $7,483,000, which is net of the estimated cost of the commitment to head-lease vacant premises of $2,800,000.

20. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2005       2004
                                                                  --------   --------
    Cash provided by (used in):
      Amounts receivable........................................  $  9,181   $ (1,071)
      Other assets..............................................   (87,444)    31,164
      Amounts payable...........................................    28,385    (14,795)
      Deferred revenue and deposits.............................   107,720    (39,227)
                                                                  --------   --------
                                                                  $ 57,842   $(23,929)
                                                                  --------   --------
    Supplemental information:
      Interest paid.............................................  $ 99,536   $ 98,430
      Income, franchise and withholding taxes paid..............    13,669      6,011
    Non-cash investing activities:
      Notes received on sale of properties to partnerships......    28,018     11,956
      Notes received on real estate sales.......................        --     33,143
      Bank and other indebtedness incurred on acquisition.......    20,680         --

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with GAAP in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                     2005         2004
                                                                  ----------   ----------
    Net income in accordance with Canadian GAAP.................  $   32,614   $   59,949
    Effects of differences in accounting for:
      Depreciation and amortization pursuant to SFAS 109 (c)....      (1,489)        (674)
      Real estate revenue recognition (g).......................      28,513       17,351
      Start-up costs (h)........................................      (3,321)         677
      Tax effect of differences.................................      (8,533)      (5,914)
                                                                  ----------   ----------
    Net income in accordance with United States GAAP............      47,784       71,389
    Opening retained earnings in accordance with United States
      GAAP......................................................     359,717      294,034
    Common share dividends......................................      (6,149)      (5,706)
                                                                  ----------   ----------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $  401,352   $  359,717
                                                                  ==========   ==========
    Income per common share (in dollars):
      Basic.....................................................  $     1.00   $     1.50
      Diluted...................................................        1.00         1.49
                                                                  ==========   ==========
    Weighted average number of shares outstanding (in
      thousands):
      Basic.....................................................      47,814       47,588
      Diluted...................................................      47,924       47,798
                                                                  ==========   ==========

                                                                     2005         2004
                                                                  ----------   ----------
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $   47,784   $   71,389
      Other comprehensive income, net of tax (f)
        Foreign currency translation adjustments (net of tax of
         $13,664)...............................................      18,333       19,446
        Minimum pension liability (net of tax of $1,513)........      (6,119)          --
                                                                  ----------   ----------
                                                                  $   59,998   $   90,835
                                                                  ==========   ==========

                                                                     2005         2004
                                                                  ----------   ----------
    Total assets in accordance with Canadian GAAP...............  $2,644,294   $2,255,750
    Effects of differences in accounting for:
      Shareholder loans (b).....................................      (4,177)      (4,019)
      Resort and travel operations assets (c)...................         675        1,281
      Goodwill (c)..............................................      39,956       37,727
      Resort properties (c).....................................          --          640
      Sale-leaseback (g)........................................      13,935       13,292
      Start-up costs (h)........................................      (5,169)      (1,873)
      Future income taxes on differences........................     (22,346)       4,519
                                                                  ----------   ----------
    Total assets in accordance with United States GAAP..........  $2,667,168   $2,307,317
                                                                  ==========   ==========

                                                                     2005         2004
                                                                  ----------   ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,794,181   $1,468,441
    Effects of differences in accounting for:
      Revenue recognition (g)...................................     (20,800)       5,960
      Minimum pension liability (f(ii)).........................       7,715           --
      Future income taxes on differences........................          --        6,211
                                                                  ----------   ----------
    Total liabilities in accordance with United States GAAP.....  $1,781,096   $1,480,612
                                                                  ==========   ==========

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2005         2004
                                                                  ----------   ----------
    Capital stock in accordance with Canadian GAAP..............  $  469,162   $  463,485
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................       1,563        1,563
      Shareholder loans (b).....................................      (4,177)      (4,019)
                                                                  ----------   ----------
    Capital stock in accordance with United States GAAP.........     466,548      461,029
    Closing retained earnings in accordance with United States
      GAAP......................................................     401,352      359,717
    Accumulated other comprehensive income (f)..................      18,172        5,959
                                                                  ----------   ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $  886,072   $  826,705
                                                                  ==========   ==========

    (a)  Extinguishment of options and warrants:

       Payments made in prior years to extinguish options and warrants could be treated as capital items under Canadian GAAP. These payments would have been treated as income items under United States GAAP. As a result, the cumulative impact of payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No such payments were made during the years ended June 30, 2005 and 2004.

    (b) Shareholder loans:

       For Canadian GAAP purposes, the Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $4,177,000 and $4,019,000 as at June 30, 2005 and 2004, respectively, would be deducted from shareholders' equity.

    (c)  Income taxes:

       As described in note 2(r), the Company follows the asset and liability method of accounting for income taxes. This policy was adopted for Canadian GAAP purposes on a retroactive without restatement basis effective July 1, 1999. Prior to July 1, 1999, the Company had adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative goodwill, effective from the Company's year ended September 30, 1994. The transitional effect of adopting SFAS 109 prior to January 1, 1999 increases the carrying values of certain balance sheet amounts at June 30, 2005 and 2004 as follows:

                                                                        2005      2004
                                                                       -------   -------
         Resort and travel operations assets.........................  $   675   $ 1,281
         Goodwill....................................................   39,956    37,727
         Resort properties...........................................       --       640

    (d) Joint ventures:

       Under Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with the rules and regulations of the SEC, the Company has elected not to reconcile for joint ventures which are accounted for by the proportionate consolidation method under Canadian GAAP (note 13).

    (e)  Stock compensation:

       As described in note 11(g), effective July 1, 2003, for Canadian GAAP purposes the Company adopted, on a prospective basis, the fair-value based measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. In addition, in note 11(g) the Company provides pro forma disclosure as if a fair value method had been applied for grants made between July 1, 2001 and June 30, 2003.

       For United States GAAP purposes, the Company has also adopted the fair-value based measurement of stock-based compensation prospectively effective July 1, 2003. Pro forma disclosures under United States GAAP would consider the fair value of all grants made

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       subsequent to December 15, 1995. Using the fair value method, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                        2005      2004
                                                                       -------   -------
         Net income in accordance with United States GAAP:
           As reported...............................................  $47,784   $71,389
           Estimated fair value of option grants.....................   (2,561)   (5,154)
                                                                       -------   -------
           Pro forma.................................................  $45,223   $66,235
                                                                       =======   =======
         Pro forma income per common share:
           Basic.....................................................  $  0.95   $  1.39
           Diluted...................................................     0.94      1.39
                                                                       =======   =======

    (f)  Other comprehensive income:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

         (i)  Foreign Currency Translation Adjustment:

          The foreign currency translation adjustment of $35,603,000 (2004 -- $4,941,000) presented in shareholders' equity under Canadian GAAP, together with other changes attributable to US GAAP reconciling items disclosed herein, would be considered in the calculation of other comprehensive income and accumulated other comprehensive income under United States GAAP.

         (ii) Minimum Pension Liability:

          Under United States GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, an additional minimum liability is recognized to the extent that the liability recorded in the balance sheet is less than the unfunded accumulated benefit obligation. The portion of this additional minimum liability, up to the unrecognized prior service cost, is recognized as an intangible asset, with the remainder charged, net of income taxes, to comprehensive income. Canadian GAAP has no such requirement to record a minimum liability and does not have the concept of comprehensive income.

    (g)  Real estate revenue recognition:

       For Canadian GAAP purposes, the Company recognizes profit arising on the sale of a property, a portion of which is leased back by the Company, to the extent the gain exceeds the net present value of the minimum lease payments. The deferred gain is recognized over the lease term. Under United States GAAP, where the Company has continued involvement in the property, the sale-leaseback transaction is precluded from sale-leaseback accounting. As a result, the profit on the transaction is not recognized but rather the sales proceeds are treated as a liability and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met. In addition, under United States GAAP (a) revenue from certain property sales is deferred due to specified aspects of the Company's continuing involvement being deemed to exist and (b) adjustments are made to the timing of revenue recognized on sales to equity accounted for investments.

    (h) Start-up costs:

       As described in note 2(f), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.

    (i)  Derivatives and hedging activities:

       For United States GAAP purposes, the Company adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective July 1, 2000. Under this standard, derivative instruments are initially recorded at cost with changes in fair value recognized in income except when the derivative is identified, documented and highly effective as a hedge, in which case the changes in fair value are excluded from income to be recognized at the time of the underlying transaction. There are no derivative instruments outstanding at June 30, 2005.

    (j)  Recently announced accounting pronouncements:

       (i) In December 2004 the Financial Accounting Standards Board issued revised FAS No. 123(R), "Share-Based Payment," which replaces FAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB 25, "Accounting for Stock Issued to

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
                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

          Employees." This statement, which requires the cost of all share-based payments to be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value measurement method in accounting for share-based payment transactions. The statement is effective for the Company for annual periods that begin after June 15, 2005. As indicated in note (e), the Company currently applies a fair value method to the measurement of stock-based compensation for Canadian GAAP and U.S. GAAP purposes. The Company has not completed its evaluation of the impact of adopting this standard.

       (ii) In December 2004 the Financial Accounting Standards Board issued revised FAS 152, "Accounting for Real Estate Time-Sharing Transactions." This statement amends FAS 66, "Accounting for Sales of Real Estate" and FAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" to state that the guidance for
            a) incidental operations and b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2, which provides guidance on the seller's accounting for real estate time-sharing transactions. These statements are effective for the Company for annual periods that begin after June 15, 2005. The Company has not completed its evaluation of the impact of adopting these standards.

       (iii) In March 2005 the Financial Accounting Standards Board issued revised FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for the Company as at June 30, 2006. The Company has not completed its evaluation of the impact of adopting this standard.

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